Table of Contents

As confidentially submitted to the Securities and Exchange Commission on August 28, 2026. This draft registration statement has not been publicly filed with the Securities and Exchange Commission, and all information herein is strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

CitroTech Inc.
(Exact name of registrant as specified in its charter)

Wyoming	2800	87-2765150
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

6400 S. Fiddlers Green Cir., Suite 300

Greenwood Village, Colorado 80111

(800) 401-4535

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Wesley J. Bolsen, Chief Executive Officer

CitroTech Inc.

6400 S. Fiddlers Green Cir., Suite 300

Greenwood Village, Colorado 80111

(800) 401-4535

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With Copies to:

Anthony F. Newton	David E. Danovitch, Esq.
Law Office of Anthony F. Newton	Michael DeDonato, Esq.
8810 Luray Court	Sullivan & Worcester LLP
Rosenberg, Texas 77469	1251 Avenue of the Americas, 19th Floor
+1 (832) 452-0269	New York, NY 10020
(212) 660-3060

APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC: As soon as practicable after this registration statement becomes effective.

If any securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS, SUBJECT TO COMPLETION, DATED AUGUST 28, 2026

[•] Shares of Common Stock

CitroTech Inc.

We are offering on a firm commitment basis, up to $7.0 million of our common stock, par value $0.0001 per share (the “Common Stock”).

The assumed public offering price per share of common stock is $          . We will use the net proceeds from the offering for general and administrative expenses, production and inventory and marketing.

Our Common Stock is listed on the NYSE American LLC (“NYSE American”) under the symbol “CITR.” On          , 2026, the closing price of our common stock was $           .

We are a “smaller reporting company” as defined under the federal securities laws and, as such, we have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings. See “Risk Factors”, and “Prospectus Summary - Implications of Being a Smaller Reporting Company.”

Investing in our Common Stock involves risks. See “Risk Factors” beginning on page 11.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share of Common Stock	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us(2)	$	$

(1)	We have agreed to pay the underwriters a cash fee equal to seven percent (7.0%) of the gross proceeds raised in this offering, including over-allotments, if any. The underwriters will receive compensation in addition to the discounts and commissions. See “Underwriting” beginning on page 56 for a description of compensation payable to the underwriters.
(2)	The total estimated fees and expenses related to this offering are set forth in the section entitled “Use of Proceeds.”

We have granted a 45-day option to Univest Securities, LLC, as representative of the underwriters (the “Representative”), exercisable one or more times in whole or in part, to purchase up to an additional [•] shares of Common Stock. The aggregate amount of shares of our Common Stock sold pursuant to the Representative’s option may not exceed 15% of the total shares of our Common Stock sold in this offering.

Delivery of the shares of common stock by the underwriters to the purchasers against payment therefor is expected to be made on or about           , 2026.

Sole Book-Running Manager

The date of this prospectus is             , 2026.

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ABOUT THIS PROSPECTUS

References to “the Company,” “we,” “CITR,” “us,” “our” and words of like import refer to us and our subsidiaries, including Mighty Fire Breaker, LLC, unless the context indicates otherwise. References to CitroTech Inc. and Mighty Fire Breaker, LLC, refer to the business and operations of CitroTech Inc. and Mighty Fire Breaker, LLC, as the case may be, unless the context indicates otherwise. Neither we nor any of the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Neither we nor any of the underwriters is making an offer to sell or seeking offers to buy these securities in any jurisdiction where or to any person to whom the offer or sale is not permitted. The information in this prospectus is accurate only as of the date on the front cover of this prospectus, and the information in any free writing prospectus that we may provide you in connection with this offering is accurate only as of the date of such free writing prospectus. Our business, financial condition, results of operations and prospects may have changed since such date.

For investors outside the United States: Neither we nor the underwriters have done anything that would permit the use of or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock by the underwriters and the distribution of this prospectus outside the United States.

We own certain trademark registrations and utilize unregistered trademarks. All other trade names, trademarks, and service marks of other companies appearing in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus may be referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend to use or display other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Industry and Market Data

The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, government publications and other published independent sources. Some data is also based on our good faith estimates. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all the information you should consider before investing in the securities. You should read the entire prospectus carefully, including the “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements, including the notes thereto, incorporated by reference in this prospectus.

Our Business

CitroTech Inc. (“CITR,” “we,” “us,” or the “Company”) is an environmentally sustainable specialty chemical company focused on fire inhibitor products serving the wildland fire, residential home protection, and wood products industries across the United States and Canada. Our fire inhibitor formulations are also sold into the lumber and building materials industry for fire retardant treatment applications.

We are a specialty chemical company focused on environmentally friendly fire inhibitor products serving the wildland fire, residential and commercial property protection, and wood products industries across the United States and Canada. Our fire inhibitor formulations are also used by the lumber and building materials industry for fire retardant treatment applications.

The Company’s management team is highly experienced at building and running companies, as well as commercializing and executing on strategic partnerships for the sale of products and services.

Since Mighty Fire Breaker LLC, an Ohio limited liability company (“MFB Ohio”), acquired from Mighty Fire Breaker LLC, a California limited liability company (“MFB California”), the Mighty Fire Breaker (“MFB”) portfolio of intellectual property on April 13, 2022, our management team has continued to develop and refine our product formulations. The Company has received significant third-party recognition for these efforts, including twice receiving the EPA Safer Choice designation. Our product is the first and only fire inhibitor recognized by the EPA as safe for the environment. We also are the first fire inhibitor to receive UL GREENGUARD Gold certification, which reflects minimal impact on indoor air quality from toxic smoke over extended exposure. Our products have been adopted by fire departments throughout the State of California.

As of the date of this prospectus, CitroTech has been issued 31 patents and has 56 patents pending. We are expanding our patent portfolio and technology platform into additional markets that can benefit from environmentally safe alternatives to legacy fire retardant and fire retardant-treated wood products. Using this technology, CitroTech has developed products that help achieve Class-A fire rating for lumber and engineered wood products. We are in the initial phases of commercializing this product. In April 2026, CitroTech and Hexion Inc. formed a 50/50 global joint venture named HexiTech LLC, a Delaware limited liability company that will work to commercialize the CitroTech product into factory applied lumber and wood products. This venture will be the Company’s primary go-to-market channel for this portion of the business.

The Company is also actively deploying proactive wildfire defense systems on residential and commercial properties under the CitroSafe Systems brand. CitroSafe Systems are self-contained sprinkler installations that utilize our patented CitroTech product. These systems deploy our fire inhibitor in advance of wildfires to help prevent the advance of fires and reduce structural risk. In addition to protecting property owners from the ravages of wildfires, this offering addresses a significant and growing insurance market disruption across the Western United States, where carriers have curtailed or declined to write wildfire coverage on new construction and are cancelling or not renewing existing policies in the Wildland-Urban Interface (“WUI”). WUI is the transitional zone between undeveloped land and built environments that is at elevated risk of catastrophic wildfire loss. The Company is working with a large insurance broker to offer insurance coverage to customers who install a CitroSafe proactive wildfire system, with policies underwritten by established insurance carriers. This program is currently in the proof-of-concept phase.

Our management team consists of four individuals: Wesley J. Bolsen, Chief Executive Officer; Andrew Hotsko, Chief Operating Officer; Nanuk Warman, Secretary and Chief Financial Officer; and Anthony Newton, General Counsel.

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Business Model

Principal product, services and markets

We hold various intellectual property in the form of patents and trademarks related to our CitroTech specialty chemical for fire suppression, mapping and tracking of fire-retardant dispersion and fire inhibition chemistry and technology. We have obtained multiple certifications and accreditations in this industry for our CitroTech product. We have received the EPA Safer Choice award twice and have been awarded the UL GreenGuard Gold status (demonstrates minimal impact on the indoor toxic smoke environment over extended periods).

Future Market Insights, a market researcher in Pimpri-Chinchwad, India, projects that the fire-retardant market is forecast to be $13.6 billion globally by 2034. CitroTech markets its product primarily to lumber and wood product companies, home, industrial and commercial users, as well as fire departments.

Distribution methods

CitroTech is blended in Oceanside, California under the supervision of Andrew Hotsko, the company’s Chief Operating Officer, after which the product is shipped directly to customers.

Competitive business conditions and the Company’s competitive position in the industry

The fire retardant market has been status quo for many years without significant innovation. A study at the University of Southern California published in Environmental Science and Technology explained that the fire retardant industry is known for having products containing toxic metals that are not environmentally safe, and are considered not friendly toward humans, wildlife, fish, water, and plants. CitroTech is the first and currently only EPA Safer Choice recognized fire inhibitor. We believe that our product will be sold in amounts that can be competitive in many markets, including Western States where wildfires occur, and areas of the United States where there is new home construction relating to population growth, such as Florida and Texas. Our industry is evolving rapidly and is becoming increasingly competitive. Competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we do. Competitors have adopted, and may continue to adopt, aggressive pricing policies and devote substantially more resources to marketing, website and systems development than we do.

The lumber and wood products industry has long used expensive pressure treatment to make Class A-Rated lumber and building materials. This includes companies selling into the pressure treated lumber industry. We anticipate significant competition from incumbent industry participants as the new CitroTech treated lumber and building materials are introduced into the market.

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Patents, trademarks and licenses and their duration

Intellectual Property

Our intellectual property portfolio is central to our competitive position and encompasses the proprietary chemistry, application methods, integrated defense systems, communications technology, and wood product manufacturing processes that underpin our entire product and services offering. The portfolio is owned by our wholly-owned subsidiary, Mighty Fire Breaker LLC (“MFB”) and made available to CitroTech Inc. for commercialization across our product lines. The following summarizes the material patents, trademarks, and licenses that support our business operations.

Patents

We hold a portfolio of 31 issued U.S. patents organized across five technology families. We have 56 filed or pending patent applications. All are utility patents and, under U.S. law, carry a term of 20 years from their earliest effective filing date. The portfolio's earliest priority dates trace to approximately 2017–2018 and its most recently issued patents were granted through 2026, meaning the patent estate as a whole remains in force and is expected to provide protection well into the late 2030s and early-to-mid 2040s. We are also pursuing additional patent protection through applications currently pending before the United States Patent and Trademark Office (“USPTO”).

Trademarks

We own 14 federally registered trademarks, which are registered in the USPTO and are being registered in additional jurisdictions internationally: MIGHTY FIRE BREAKER®, CITROTECH®, and WE TAME THE FLAMES® are just a few of the trademarks. We also have marks WILDFIRE DEPOT and BIGWOOD AND LITTLEWOOD. The marks LOCKED-N-LOADED, GET PROACTIVE, and PRO-ENVIRONMENT are exclusively licensed to Mighty Fire Breaker LLC for use in our operations. Our registered trademarks protect our brand identities in the wildfire defense and fire-protected building materials markets in which customer recognition of the safety and environmental credentials associated with the CitroTech® name is a material competitive asset. U.S. trademark registrations are renewable indefinitely, provided the marks remain in use in commerce and renewal filings are timely made.

Governmental Regulation

Our business is subject to regulations by the EPA, including standards for product descriptions, efficacy claims and label format. Our product will likely need to go through the USFS Qualified Product List (QPL) testing to be able to be applied onto federal lands. The QPL list is also recognized by the California Department of Forestry and Fire Protection (CAL FIRE) as well as other countries who look to the QPL for products that are approved to apply.

Our product contains materials from multiple suppliers. Some of these entities must comply with federal and local environmental laws and regulations. The EPA regulates finished products by requiring disclosure of components and hazardous materials. The EPA can inspect our product and our producer’s facility to determine the accuracy of the disclosures. State laws may also impose additional regulations on the use, preparation and storage of our products. We believe that our component providers are in compliance in all material respects with governmental regulations regarding our current product and have obtained governmental permits, licenses, qualifications and approvals required for our operations. Our supplier’s compliance with federal, state and local environmental laws has not materially affected us either economically or in the manner in which we conduct our business.

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However, there can be no assurance that our current or any future supplier will be able to comply with such laws and regulations in the future or that new governmental laws and regulations will not be introduced that could prevent or temporarily inhibit the development, distribution and sale of our product to end users.

Our lumber and wood product markets are subject to code compliance for the wildland urban interface (WUI) as well as testing and certifications that must be met for fire ratings to be adopted within the industry both inside and outside the United States. The specifications and codes often change, and additional testing and certifications may be required to be able to effectively sell into the industry.

New government laws and regulations may be introduced in the future that could result in additional compliance costs, seizures, confiscations, recalls or monetary fines, any of which could prevent or inhibit the development, distribution and sale of our product. If our supplier fails to comply with applicable laws and regulations, we may be subject to civil remedies, including fines, injunctions, recalls or seizures, as well as potential criminal sanctions, which could have a material adverse effect on our business, results of operations and financial condition.

Summary of Risks Associated with our Business and Operations

Our business is subject to a number of risks that you should be aware of before making an investment decision to purchase our securities. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth in the section titled “Risk Factors” beginning on page 11 in deciding whether to invest in our securities. Significant risks include, but are not limited to, the following:

Risks Relating to Our Business

•	We have incurred losses since inception and cannot assure that we will ever achieve or sustain profitability.
•	If we are unable to expand our base of customers, our future growth and operating results could be adversely affected.
•	If we are unable to expand our base of materials suppliers, our future growth and operating results could be adversely affected.
•	Various factors outside our direct control may adversely affect suppliers and distribution of our product.
•	We are subject to the seasonality of wildfires that may occur and natural disasters and other events beyond our control that are inconsistent and unpredictable.
•	We rely on a small management team, and the loss of key personnel or their limited availability could materially and adversely affect our business.
•	Increased operating costs and obstacles to cost recovery due to the pricing and cancellation terms of our raw materials and support services contracts may constrain our ability to make a profit.
•	If we do not have sufficient product liability insurance, we may be subject to claims that are in excess of our net worth.
•	Our failure to maintain effective internal controls over financial reporting could have an adverse impact on us.
•	Changes in consumer preferences or discretionary consumer spending could harm our performance.
•	We may become subject to potential claims for product liability.
•	Increases in prices of commodities needed to manufacture our product could adversely affect profitability.

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Risks Relating to Regulatory and Legal Matters

•	Our product is provided to emergency services personnel and is intended to protect lives and property, so we are subject to heightened liability and reputational risks if our product fails to provide such protection as intended.
•	Our product is subject to extensive government scrutiny and regulations, including the EPA and USDA Forest Service. There can be no assurance that such regulations will not change and that our product will continue to be approved for usage.
•	Our product or facility could have environmental impacts and side effects.
•	Legal and regulatory claims, investigations and proceedings may be initiated against us in the ordinary course of business. The outcomes and the amounts of any damages awarded, or fines or penalties assessed, cannot be predicted, and could have a material adverse effect on our reputation as well as our business, financial condition and results of operations.

Risks Relating to Our Common Stock and Securities

•	Our stock price has fluctuated in the past, has recently been volatile and may be volatile in the future, and as a result, investors in our Common Stock could incur substantial losses.
•	Offers or availability for sale of a substantial number of shares of our Common Stock may cause the price of our Common Stock to decline.
•	We may not be able to maintain a listing of our common stock on NYSE American.
•	We do not expect to pay dividends in the future; any return on investment may be limited to our Common Stock’s value.

General Business Risks

•	We could incur additional indebtedness in the future. If new indebtedness is added to our current debt levels, the related risks we now face could increase.
•	We will be increasingly dependent on information technology, and our systems and infrastructure face certain risks, including cybersecurity and data leakage risks.
•	We could become subject to litigation that could be costly, result in the diversion of management’s time and efforts, require us to pay damages, and/or prevent us from developing or marketing our existing product or future products.
•	We could become subject to patent litigation that could be costly, result in the diversion of management’s time and efforts, require us to pay damages, and/or prevent us from developing or marketing our existing product or future products.
•	Our operating results and stock price may be volatile, and the market price of our Common Stock may decline.
•	The availability of shares for sale in the future could reduce the market price of our Common Stock.
•	The indemnification provisions in our Articles of Incorporation and bylaws under Wyoming law may result in substantial expenditures by our Company and may discourage lawsuits against our directors, officers, and employees.
•	We are classified as a “smaller reporting company,” and we cannot be sure if the reduced disclosure requirements applicable to smaller reporting companies will make our Common Stock less attractive to investors.
•	Because directors and officers currently and for the foreseeable future will continue to control the Company, you will not likely be able to elect directors or have any say in the Company’s policies.

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Our Corporate Information

We were originally incorporated in Nevada on March 14, 1990 and on June 3, 2021 we redomiciled to Wyoming. On December 1, 2025, the stockholders with majority voting control approved an amendment to our Articles of Incorporation to change the name of the Company to “CitroTech Inc.” (the “Name Change”). On January 5, 2026, we filed Articles of Amendment of the Company’s Articles of Incorporation with the Secretary of State of the State of Wyoming to effectuate the Name Change. The Name Change was effective on January 22, 2026.

On April 1, 2026, the Company entered into a Transition Agreement (the “Transition Agreement”) with Stephen Conboy, pursuant to which Mr. Conboy transitioned from his role as the Company’s Chief Technology Officer to an outside advisor to the Company’s Chief Executive Officer. The Transition Agreement provides for a 90-day transition period beginning March 31, 2026, and ending June 30, 2026.

On April 17, 2026, the Company and Hexion Inc., a New Jersey corporation (“Hexion”), formed HexiTech LLC, a Delaware limited liability company (“HexiTech”), to facilitate a joint venture to develop, manufacture, commercialize and sell products incorporating the Company’s fire-retardant intellectual property within a defined field of use, utilizing Hexion’s manufacturing and commercialization capabilities. On April 17, 2026, the Company and Hexion entered into a limited liability company agreement governing HexiTech (the “LLC Agreement”), pursuant to which the Company and Hexion were admitted as 50% members of HexiTech. The LLC Agreement provides that the Company will contribute to HexiTech the right to use certain of its fire suppression, fire retardant, fire resistant, and adjacent technologies for use within a defined field of use pursuant to an IP License Agreement dated April 17, 2026, and that Hexion will contribute certain assets pursuant to a separate contribution agreement.

On May 28, 2026, the Company entered into Stock Exchange and Stockholders Agreements (the “Exchange Agreements”) with the holders (the “Holders”) of the Company’s outstanding Series A Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”). Pursuant to the Exchange Agreements, the Company reacquired an aggregate of 1,666,667 shares of Series A Preferred Stock. At closing, the Company issued 103,558 shares of Series C Convertible Preferred Stock, par value $0.0001 per share (the “Series C Preferred Stock”), to BoltRock Holdings, LLC (“BRH”), and agreed to issue 467,012 shares of Series C Preferred Stock to TC Special Investments LLC (“TCSI”) on the date that is 18 months after closing. Following the consummation of the transactions contemplated by the Exchange Agreements, no shares of Series A Preferred Stock remain outstanding.

On June 12, 2026, Theodore Ralston and Jeffery Pomerantz notified the Company of their resignations from the Company’s Board of Directors effective that day. Neither Mr. Ralston’s nor Mr. Pomerantz’s resignations arose from or related to a dispute with the Company’s management or the Board of Directors.

On June 17, 2026, upon the recommendation of the Nominating and Corporate Governance Committee (the “Nominating Committee”), the Board of Directors appointed Michael Feigin to fill one of the two vacancies, effective that day. The Nominating Committee has initiated a search to fill the remaining vacant Board position.

Our principal executive offices are located at 6400 S. Fiddlers Green Cir., Suite 300, Greenwood Village, Colorado 80111. Our telephone number is (800) 401-4535, and our email address is info@citrotech.com. Our website is www.citrotech.com.

We do not incorporate the information on or accessible through our website into this prospectus, and you should not consider any information on, or that can be accessed through, our website a part of this prospectus.

Implications of Being a Smaller Reporting Company

We are a “smaller reporting company,” as defined in the Securities Exchange Act of 1934, as amended (the “Exchange Act”), meaning that the market value of our stock held by non-affiliates is less than $700 million as of our most recently completed second fiscal quarter and our annual revenue was less than $100 million during our most recently completed fiscal year. We may continue to be a smaller reporting company if either (i) the market value of our stock held by non-affiliates is less than $250 million or (ii) our annual revenue was less than $100 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates is less than $700 million as of our most recently completed second fiscal quarter. As a smaller reporting company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not smaller reporting companies.

As a result of qualifying as a smaller reporting company, to the extent we take advantage of the allowable reduced reporting burdens, the information that we provide to our stockholders may be different than what you might receive from other public reporting companies in which you hold equity interests.

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THE OFFERING

Common Stock offered:

shares of Common Stock ( shares of Common Stock if the underwriters exercise their over-allotment option in full to purchase shares of Common Stock), based on an assumed public offering price of $ per share.

Assumed public offering price	per share. The actual public offering price may be at, above or below such assumed public offering price and will be determined at pricing based on, among other factors, the closing bid price of the Common Stock on the effective date of this registration statement. See “Underwriting — Pricing of the Offering” for additional information.

Common stock outstanding after completion of this offering:	shares.(1)

Option to purchase additional shares of Common Stock

We have granted to the underwriters the option, exercisable for 45 days from the date of this prospectus, to purchase up to additional shares of Common Stock, based on the assumed public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, less the underwriting discount.

Use of proceeds:

We estimate that the net proceeds to us from this offering will be approximately $            million, or approximately $            million if the underwriters exercise their over-allotment option in full, assuming a public offering price of $            per share, which is the last reported sale price of our common stock on NYSE American on            , 2026.

We intend to use the net proceeds of this offering for general and administrative expenses, production and inventory and marketing. See “Use of Proceeds.”

Lock-up agreements	We and our directors, officers and certain of our stockholders intend to agree with Univest not to offer for sale, issue, sell, contract to sell, pledge or otherwise dispose of any of our common stock or securities convertible into shares of Common Stock for a period of 90 days from the date of the underwriting agreement for this offering. See “Underwriting — Lock-up Agreements.”

Dividend policy:	We do not anticipate paying any cash dividends on our Common Stock. We expect that, for the foreseeable future, any earnings will be reinvested in our business.

NYSE symbol:	“CITR”

Risk Factors:	You should carefully read and consider the information set forth under the heading “Risk Factors,” beginning on page 11 of this prospectus and all other information set forth in this prospectus before deciding to invest in our Common Stock.

Transfer Agent and Registrar:	Colonial Stock Transfer Co., Inc., with its business address at 7840 S. 700 E, Sandy, UT 84070.

(1) Unless we indicate otherwise, the number of shares of our Common Stock is based on 22,553,474 shares of Common Stock outstanding as of August 28, 2026.

Except as otherwise indicated, all information in this prospectus:

•	is based on 22,553,474 shares of Common Stock issued and outstanding as of August 28, 2026;
•	does not reflect 2,754,641 shares of Common Stock issuable upon exercise of common stock purchase warrants with a weighted average exercise price of $3.67;
•	does not reflect 707,163 shares of Common Stock issuable upon conversion of 212,149 shares of Series C Convertible Preferred Stock that are convertible on demand by the stockholder at the rate of approximately 3.34 shares of Common Stock for each share of Series C Convertible Preferred Stock; and
•	does not reflect an additional shares of Common Stock issuable upon the full exercise of the over-allotment option, based on an assumed public offering price of $ per share.

The actual number of shares of our Common Stock to be outstanding following this offering will be determined based on the actual public offering price, as determined by the Company’s board of directors or pricing committee thereof.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. The Securities and Exchange Commission (“SEC”) encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This prospectus and other written and oral statements that we make from time to time contain such forward-looking statements that set out anticipated results based on management’s plans and assumptions regarding future events or performance. We have tried, wherever possible, to identify such statements by using words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “will” and similar expressions in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, future performance or results of current and anticipated sales efforts, expenses, the outcome of contingencies, such as legal proceedings, and financial results.

We caution that the factors described herein, and other factors could cause our actual results of operations and financial condition to differ materially from those expressed in any forward-looking statements we make and that investors should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which such statement is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of anticipated or unanticipated events or circumstances. New factors emerge from time to time, and it is not possible for us to predict all of such factors. Further, we cannot assess the impact of each such factor on our results of operations or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

We believe that these risks and uncertainties include, but are not limited to, those described in the “Risk Factors” section of this prospectus, which include, but are not limited to, risks related to the following:

•	We have incurred losses since inception and cannot assure that we will ever achieve or sustain profitability;

•	Our stock price has fluctuated in the past, has recently been volatile and may be affected by limited trading volume and price fluctuations;

•	Offers or availability for sale of a substantial number of shares of our Common Stock may cause the price of our Common Stock to decline.

•	Upon exercise of our outstanding options or warrants and upon conversion of our Series C Convertible Preferred Stock, we will be obligated to issue a substantial number of additional shares of Common Stock which will dilute our present stockholders and may cause our stock price to decline;

•	We may issue preferred stock without approval of our stockholders and have other antitakeover defenses which may make it more difficult for a third party to acquire us and could depress our stock price;

•	We do not intend to pay cash dividends for the foreseeable future;

•	Our ability to raise the necessary financing for the development of our business and the terms of any financing which we are able to raise;

•	Our ability to obtain and enforce any United States and foreign intellectual property we may seek;

•	Our ability to generate sufficient revenue from our contract services to cover our operating expenses;

•	Our ability to establish a distribution network for the marketing and sale of any of our products;

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•	Our ability to establish manufacturing facilities in compliance with EPA manufacturing practices or to enter into manufacturing agreements for the manufacture of our product in an EPA approved manufacturing facility;

•	Our ability to pass USFS testing to be listed on the Qualified Products List (QPL);

•	Our ability to enter into a joint venture or other strategic relationship with respect to any of our proposed products;

•	The ability of the other party to any joint venture or strategic relationship to implement successfully any plans for the development, manufacturing and marketing of our product subject to the joint venture or strategic relationship;

•	Our ability to evaluate potential acquisitions, and the consequences of our failure to accurately evaluate the acquisitions;

•	Our ability to integrate any business we acquire with our business;

•	Changes in national, regional and local government regulations, taxation, controls and political and economic developments in the market for our product;

•	Our ability to obtain and maintain any permits or licenses necessary for our business;

•	Our ability to identify, hire and retain qualified executive, administrative, regulatory, research and development, and other personnel;

•	Our ability to negotiate distribution on favorable terms with companies that have experience in marketing product such as ours;

•	The costs associated with defending and resolving pending and potential legal claims, even if such claims are without merit;

•	Litigation related to our product not able to prevent a wildfire or protect an asset, even if such claims are without merit;

•	The effects of competition on our product and our ability to price, market and sell our product;

•	Our ability to achieve favorable pricing for our product with third party material suppliers;

•	Our ability to accurately estimate anticipated expenses, capital requirements and needs for additional financing;

•	Our ability to accurately estimate the timing, cost or other aspects of the commercialization of our product candidates;

•	Actions by third parties to either sell or purchase our Common Stock in quantities that would have a significant effect on our stock price;

•	Risks generally associated with development stage companies;

•	Current and future economic and political conditions;

•	The impact of changes in accounting rules on our financial statements; and

•	Other factors described in the “Risk Factors” section of this prospectus.

These factors should not be construed as exhaustive and should be read with the other cautionary statements in this prospectus. For further information regarding risks and uncertainties associated with our business, and important factors that could cause our actual results to vary materially from those expressed or implied in such forward-looking statements, please refer to the factors listed and described in this prospectus and in our other SEC filings.

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RISK FACTORS

An investment in our Common Stock involves a high degree of risk. You should carefully consider the following risks and all of the other information contained in this prospectus before deciding whether to invest in our common stock. If any of the following risks are realized, our business, financial condition and results of operations could be materially and adversely affected. In that event, the trading price of our common stock could decline, and you could lose all or part of your investment in our common stock. Additional risks of which we are not presently aware or that we currently believe are immaterial may also harm our business and results of operations. Some statements in this prospectus, including such statements in the following risk factors, constitute forward-looking statements. See the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

Risks Relating to Our Business

We have incurred losses since inception and cannot assure that we will ever achieve or sustain profitability.

The Company has incurred losses since inception and has been dependent on related parties to fund operations. The Company incurred a net loss of $10.1 million during the six months ended June 30, 2026, resulting in an accumulated deficit of $123.3 million, compared to a net loss of approximately $22.8 million for the six months ended June 30, 2025. In September and October 2025, the Company completed an equity offering which generated net proceeds of $8.1 million.

The Company’s existing cash resources, if necessary, could provide sufficient funds to carry out our planned operations through fiscal year 2026. To more rapidly grow our revenue and continue operations beyond such time frame, we will be required to raise additional funds by completing additional equity or debt offerings or increasing revenue. We may also raise capital through public or private offerings of equity or debt securities or by entering into a credit facility. There can be no assurance that we will be successful in acquiring additional funding, that our projections of its future working capital needs will prove accurate, or that any additional funding would be sufficient to continue operations in future years.

There can be no assurance that funds will be available from external sources, such as debt or equity financings or other potential sources. The lack of additional capital resulting from the inability to generate cash flow from operations, or to raise capital from external sources, would force the Company to substantially curtail or cease operations and would, therefore, have a material adverse effect on its business. Furthermore, there can be no assurance that any such required funds, if available, will be available on attractive terms or that they will not have a significant dilutive effect on the Company’s existing stockholders.

Failure to secure additional financing in a timely manner and on favorable terms would have a material adverse effect on the Company’s financial performance, results of operations and stock price and require it to curtail or cease operations, sell off its assets, seek protection from its creditors through bankruptcy proceedings, or otherwise. Furthermore, additional equity financing may be dilutive to the holders of the Company’s Common Stock, and debt financing, if available, may involve restrictive covenants, and strategic relationships, if necessary to raise additional funds, and may require that the Company relinquish valuable rights.

If we are unable to expand our base of customers, our future growth and operating results could be adversely affected.

We have committed and continue to commit resources to the expansion and increased marketing of our CitroTech™ product. If we are unable to market and sell our product to new customers, our ability to grow revenue and achieve profitability could be negatively impacted.

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If we are unable to expand our base of materials suppliers, our future growth and operating results could be adversely affected.

We currently compound our product in-house with materials supplied from manufacturers. There are no contracts in place with the suppliers. We have committed resources to expanding our supplier base. If we are unable to obtain additional sources for our materials, it could limit our ability to grow revenue and achieve profitability.

Various factors outside our direct control may adversely affect suppliers and distribution of our product.

Changes that our suppliers may make outside the purview of our direct control can have an impact on our processes, quality of our product, and the successful delivery of our product to our customers. Mistakes and mishandling are not uncommon and can affect supply and delivery. Some of these risks include:

•	compliance with the required regulatory standards;

•	transportation risk;

•	the cost and availability of components and supplies;

•	delays in analytical results or failure of analytical techniques that we will depend on for quality control and release of product; and

•	natural disasters, labor disputes, financial distress, raw material availability, issues with facilities and equipment, or other forms of disruption to business operations affecting our suppliers.

If any of these risks were to materialize, our ability to provide our product to customers on a timely basis would be adversely impacted.

We are subject to the seasonality of wildfires that may occur and natural disasters and other events beyond our control that are inconsistent and unpredictable.

Our business is highly dependent on the needs of commercial property owners, residential homeowners and government agencies to prevent fires and protect assets. As such, our financial condition and results of operations are significantly impacted by weather as well as environmental and other factors affecting climate change, which impact the number and severity of fires in any given year. Historically, sales of our product have been higher in the summer season of each calendar year due to weather patterns which we believe are generally correlated to a higher prevalence of wildfires; however, one example of an exception to this seasonality is the wildfires in Los Angeles, California during January 2025.

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We rely on a small management team, and the loss of key personnel or their limited availability could materially and adversely affect our business.

We rely heavily on the skills, experience, and continued services of a four-person management team to conduct and manage our business operations. Our management team consists of Wesley Bolsen, a member of our board of directors and our Chief Executive Officer, Andrew Hotsko, our Chief Operating Officer, Nanuk Warman, our Chief Financial Officer, and Anthony Newton, our General Counsel. Of these individuals, only Mr. Bolsen and Mr. Hotsko devote substantially all of their working time to the Company.

Our Chief Financial Officer and General Counsel are not full-time employees and devote only a portion of their professional time to managing the Company’s affairs. As a result, we are particularly dependent on the continued availability and performance of a limited number of individuals, and we may experience difficulties in executing our business strategy, maintaining operational continuity, or responding effectively to unexpected challenges.

The loss of any member of our management team, the inability to attract and retain qualified replacement personnel on acceptable terms, or a reduction in the time commitment of any of our key personnel could materially and adversely affect our business, financial condition, and results of operations. In addition, our limited management resources may constrain our ability to scale our operations, implement internal controls and compliance functions, or pursue strategic opportunities. We do not maintain “key person” insurance for any member of our management team, and there can be no assurance that we will be able to mitigate the impact of any such loss or unavailability in a timely manner.

Increased operating costs and obstacles to cost recovery due to the pricing and cancellation terms of our raw materials and support services contracts may constrain our ability to make a profit.

Our profitability can be adversely affected to the extent we are faced with cost increases for raw materials, wages, or other labor-related expenses, especially when we cannot recover such increased costs through increases in the prices for our product and services. In some cases, we will have to absorb any cost increases, which may adversely impact our operating results.

If we do not have sufficient product liability insurance, we may be subject to claims that are in excess of our net worth.

The Company currently has product liability insurance. However, in the event of major claims from the use of our product, it is possible that our product liability insurance will not be sufficient to cover claims against us. We cannot assure you that we will not face liability arising out of the use of our product which is significantly in excess of the limits of our product liability insurance. In such event, if we do not have the funds or access to the funds necessary to satisfy such liability, we may be unable to continue in business.

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Our failure to maintain effective internal controls over financial reporting could have an adverse impact on us.

We are required to establish and maintain appropriate internal controls over financial reporting. Failure to establish those controls, or any failure of those controls once established, could adversely impact our public disclosures regarding our business, financial condition, or results of operations. In addition, management’s assessment of internal controls over financial reporting may identify weaknesses and conditions that need to be addressed in our internal controls over financial reporting or other matters that may raise concerns for investors. Any actual or perceived weaknesses and conditions that need to be addressed in our internal control over financial reporting, disclosure of management’s assessment of our internal controls over financial reporting or disclosure of our public accounting firm’s attestation to or report on management’s assessment of our internal controls over financial reporting may have an adverse impact on the price of our Common Stock.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. In addition, the design of a control system must reflect the fact that there are resource constraints, and the benefit of controls must be relative to their costs. Because of the inherent limitations in all control systems, no system of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Further, controls can be circumvented by individual acts of some persons, by collusion of two or more persons, or by management override of the controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, a control may become inadequate because of changes in conditions or the degree of compliance with policies or procedures may deteriorate. Because of inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected.

Presently, we have identified financial reporting internal control material weaknesses relating to segregation of duties and various accounting processes. While we have improved our organizational capabilities, we still may not have a sufficient number of employees to segregate responsibilities and may be unable to afford further enhancements to our staff or engaging outside consultants or professionals further to fully mitigate these internal control deficiencies. During the course of our testing, we may identify other deficiencies that we may not be able to timely remediate. If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and the trading price of our common stock could drop significantly.

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Changes in consumer preferences or discretionary consumer spending could harm our performance.

The success of our business depends, in part, upon the continued popularity of our product, and shifts in these consumer preferences could negatively affect our future profitability.

Negative publicity over certain environmental products may adversely affect demand for our product and could result in a decrease in our revenues, which could materially harm our business. Additionally, our success depends, in part, on a builder preference for our product and, to an extent, on numerous factors affecting operational budgeting, including economic conditions and customer confidence.

A decline in operational budgeting or economic conditions could reduce demand for our products or impose practical limits on pricing, either of which could harm our business, financial condition, operating results, or cash flow.

We may become subject to potential claims for product liability.

Our business could expose us to claims for personal injury from contamination of our product. We believe that our product’s quality is carefully monitored through regular product testing, but we may be subject to liability as a result of customer or distributor misuse or storage. The Company maintains product liability insurance against certain types of claims in amounts which it believes to be adequate. The Company also maintains an umbrella insurance policy that it considers to be sufficient to cover claims made above its product liability insurance limits. Although no claims have been made against the Company or its distributors to date and the Company believes its current level of insurance to be adequate for its current business operations, it is possible that such claims will arise in the future, and the Company’s policies may not be sufficient to pay for such claims.

Increases in prices of commodities needed to manufacture our product could adversely affect profitability.

The ingredients and materials needed to manufacture and package our product are subject to the commodities markets’ normal price fluctuations. Any increase in the price of those ingredients and materials that cannot be passed along to the consumer will adversely affect our profitability. Any prolonged or permanent increase in the cost of the raw ingredients to manufacture our product may in the long term make it more difficult for us to earn a profit.

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Risks Relating to Regulatory and Legal Matters

Our product is provided to emergency services personnel and is intended to protect lives and property, so we are subject to heightened liability and reputational risks if our product fails to provide such protection as intended.

Our fire retardant product is provided to, among other customers, emergency services personnel and is intended to protect lives and property, so we are subject to heightened liability risks if our product fails to provide such protection. While our product is effective in retarding fires, there is no guarantee such product will be able to stop all fires due to their unpredictability and variation in size and/or speed in which a fire is burning. In addition, fires need to be fought with the cooperation and assistance of local fire authorities as well as the additional tools and resources that they bring. Therefore, while we recognize the importance of the role our product plays in these critical efforts, our product is not the only factor in fighting fires and therefore we cannot guarantee that our product will always be able to protect life and property. Any failure to do so could have an adverse effect on our business.

We manufacture a product used to help prevent fires from starting and protect assets. The product we manufacture may be used in applications and situations that involve high levels of risk of personal injury. Failure to use our product for its intended purpose, failure to use our product properly or the malfunction of our product could result in serious bodily injury or death of the user. In such cases, we may be subject to product liability claims arising from the design, manufacture or sale of our product. If these claims are decided against us, and we are found to be liable, we may be required to pay substantial damages, and our insurance costs may increase significantly as a result. We cannot assure you that our indemnity and insurance coverage would be sufficient to cover the payment of any potential claim. In addition, we cannot assure you that this or any other indemnity or insurance coverage will continue to be available or, if available, that we will be able to obtain insurance at a reasonable cost. Any material uninsured loss could have a material adverse effect on our business, financial condition and results of operations.

Our product is subject to extensive government scrutiny and regulations, including the EPA and USDA Forest Service. There can be no assurance that such regulations will not change and that our product will continue to be approved for usage.

We are subject to regulations by federal government authorities. We need to pass the EPA audit process every three years, which is a rigorous process. In addition, we have to get listed on the USFS QPL list, which requires the product passing several tests and standards, including toxicity, corrosion and stability. We are also subject to ongoing reviews of our product, manufacturing processes and facilities by government authorities, and such agencies may at times be involved in challenges by outside groups, and as a result, the Company may be required to produce product data and comply with detailed regulatory requirements.

The Frank R. Lautenberg Chemical Safety for the 21st Century Act modified the Toxic Substances Control Act (“TSCA”), by requiring the EPA, to prioritize and evaluate the environmental and health risks of existing chemicals and provided the EPA with greater authority to regulate chemicals posing unreasonable risks. According to this statute, the EPA is required to make an affirmative finding that a new chemical will not pose an unreasonable risk before such chemical can go into production. These laws and regulations increase the complexity and costs of transporting our product to our customers. Further changes to these and similar regulations could restrict our ability to expand, build or acquire new facilities, require us to acquire costly control equipment, cause us to incur expenses associated with remediation of contamination, cause us to modify our manufacturing or shipping processes or otherwise increase our cost of doing business and have a negative impact on our business, financial condition and results of operations. In addition, the adoption of new laws, rules or regulations related to climate change poses risks that could harm our results of operations or affect the way we conduct our businesses. For example, new or modified regulations could require us to make substantial expenditures to enhance our environmental compliance efforts. New or stricter laws and regulations may be introduced that could result in additional compliance costs and prevent or inhibit the development, manufacture, distribution and sale of our product. Such outcomes could adversely impact our business, financial condition and results of operations.

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Our product or facility could have environmental impacts and side effects.

If the product we sell does not have the intended effects, our business may suffer and it may be subject to product liability or other legal actions. Our product contains innovative combinations of materials. We have received third-party testing demonstrating the reduced toxicity and flammability of our product, however, this is limited in scope and therefore, does not present all the potential side effects and/or the product’s interaction with animal biochemistry. In a UL GreenGuard Certification Program Profile Study Test Report dated June 21, 2022, UL determined that our product contained less than 0.001 parts per million of formaldehyde and total aldehydes. As a result, while our product could have minimal impact on the environment, the scope of that impact is currently unknown.

Legal and regulatory claims, investigations and proceedings may be initiated against us in the ordinary course of business. The outcomes and the amounts of any damages awarded, or fines or penalties assessed, cannot be predicted, and could have a material adverse effect on our reputation as well as our business, financial condition and results of operations.

We may be the subject of litigation by customers, suppliers and other third parties. A significant judgment against us, the loss of a significant permit, license or other approval, or a significant fine, penalty or contractual dispute could have a material adverse effect on our business, financial condition and results of operations. Litigation is expensive, time consuming and may divert management’s attention away from the operation of the business. The outcome of litigation can never be predicted with certainty and an adverse outcome in any of these matters could have a material adverse effect on our reputation as well as our business, financial condition and results of operations.

Risks Relating to Our Indebtedness

We could incur additional indebtedness in the future. If new indebtedness is added to our current debt levels, the related risks we now face could increase.

If due to such a deterioration in our financial performance, our cash flows and capital resources were to be insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital or restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In addition, if we were required to raise additional capital in the current financial markets, the terms of such financing, if available, could result in higher costs and greater restrictions on our business. If we were to need to refinance our existing indebtedness, the conditions in the financial markets at that time could make it difficult to refinance our existing indebtedness on acceptable terms or at all. If such alternative measures proved unsuccessful, we could face substantial liquidity problems.

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Risks Relating to Our Common Stock and Securities

Our stock price has fluctuated in the past, has recently been volatile and may be volatile in the future, and as a result, investors in our Common Stock could incur substantial losses.

Our stock price has fluctuated in the past, has recently been volatile and may be volatile in the future. We may incur rapid and substantial decreases in our stock price in the foreseeable future that are unrelated to our operating performance or prospects. The market price for our Common Stock may be influenced by many factors, including the following:

•	investor reaction to our business strategy;

•	the success of competitive products or technologies;

•	regulatory or legal developments in the United States, especially changes in laws or regulations applicable to our product;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	our ability or inability to raise additional capital and the terms on which we raise it;

•	declines in the market prices of stocks generally;

•	our public disclosure of the terms of any financing which we consummate in the future;

•	our failure to become profitable;

•	our failure to raise working capital;

•	cancellation of key contracts;

•	our failure to meet financial forecasts we publicly disclose;

•	trading volume of our Common Stock;

•	sales of our Common Stock by us or our stockholders; and

•	general economic, industry and market conditions.

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These broad market and industry factors may seriously harm the market price of our Common Stock, regardless of our operating performance. Since the stock price of our Common Stock has fluctuated in the past, has been recently volatile and may be volatile in the future, investors in our Common Stock could incur substantial losses. In the past, following periods of volatility in the market, securities class-action litigation has often been instituted against companies. Such litigation, if instituted against us, could result in substantial costs and diversion of management’s attention and resources, which could materially and adversely affect our business, financial condition, results of operations and growth prospects. There can be no guarantee that our stock price will remain at current prices or that future sales of our Common Stock will not be at prices lower than those sold to investors.

Additionally, recently, securities of certain companies have experienced significant and extreme volatility in stock price due to short sellers of shares of Common Stock, known as a “short squeeze.” These short squeezes have caused extreme volatility in those companies and in the market and have led to the price per share of those companies to trade at a significantly inflated rate that is disconnected from the underlying value of the company. Many investors who have purchased shares in those companies at an inflated rate face the risk of losing a significant portion of their original investment as the price per share has declined steadily as interest in those stocks have abated. While we have no reason to believe our shares would be the target of a short squeeze, there can be no assurance that we will not be in the future, and you may lose a significant portion or all of your investment if you purchase our shares at a rate that is significantly disconnected from our underlying value.

Market prices for our Common Stock will be influenced by a number of factors, including:

•	the issuance of new equity securities of the Company pursuant to a future offering, including issuances of preferred stock;

•	the introduction of new products or services by us or our nearest market competitor;

•	changes in interest rates;

•	competitive developments, including announcements by our nearest market competitor of new products or services or significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	variations in our quarterly operating results;

•	change in financial estimates by securities analysts;

•	a limited amount of news and analyst coverage for our Company;

•	the depth and liquidity of the market for our shares of Common Stock;

•	sales of large blocks of our Common Stock, including sales by our major stockholders, any executive officers or directors appointed in the future, or by other significant stockholders;

•	investor perceptions of our Company; and

•	market price fluctuations may negatively affect the ability of investors to sell our shares at consistent prices.

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Offers or availability for sale of a substantial number of shares of our Common Stock may cause the price of our Common Stock to decline.

Sales of large blocks of our Common Stock could depress the price of our Common Stock. The existence of these shares and shares of Common Stock that may be issuable upon conversion or exercise, as applicable, of outstanding shares of convertible preferred stock, warrants and options create a circumstance commonly referred to as an “overhang” which can act as a depressant to our Common Stock price. The existence of an overhang, whether or not sales have occurred or are occurring, also could make our ability to raise additional financing through the sale of equity or equity-linked securities more difficult in the future at a time and price that we deem reasonable or appropriate. If our existing stockholders and investors seek to convert or exercise such securities or sell a substantial number of shares of our Common Stock, such selling efforts may cause significant declines in the market price of our Common Stock. In addition, the shares of our Common Stock in the offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the “Securities Act”). As a result, a substantial number of shares of our Common Stock may be sold in the public market following this offering. If there are significantly more shares of Common Stock offered for sale than buyers are willing to purchase, then the market price of our Common Stock may decline to a market price at which buyers are willing to purchase the offered Common Stock and sellers remain willing to sell our Common Stock.

We do not expect to pay dividends in the future; any return on investment may be limited to our Common Stock’s value.

We do not currently anticipate paying cash dividends in the foreseeable future. The payment of dividends on our Common Stock will depend on earnings, financial condition, and other business and economic factors affecting it at such time as the Board of Directors may consider relevant. Our current intention is to apply net earnings, if any, in the foreseeable future to increase our capital base and development and marketing efforts.

There can be no assurance that we will ever have sufficient earnings to declare and pay dividends to the holders of our Common Stock, and in any event, a decision to declare and pay dividends is at the sole discretion of our Board of Directors. If we do not pay dividends, our Common Stock may be less valuable because a return on your investment will only occur if our stock price appreciates.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our share price and trading volume could decline.

The trading market for our common stock is influenced by the research and reports that securities or industry analysts publish about our Company or us. Securities and industry analysts do not currently, and may never, publish research focused on our Company. If no securities or industry analysts commence coverage of our Company, the price and trading volume of our common stock likely would be negatively impacted. If securities or industry analysts initiate coverage and one or more of the analysts who cover us downgrade our common stock or publish inaccurate or unfavorable research about our Company, the price of our common stock would likely decline. Additionally, although we are providing the historical sales prices of our common stock in private transactions, such information may have little or no relationship to the price determined using traditional valuation methods, but we believe that securities and industry analysts will rely upon these methods to establish target prices for our common stock. If these analysts publish target prices for our common stock that are below our historical sales prices for our common stock or the then-current public price of our common stock, it could cause our stock price to decline significantly. Further, if one or more of these analysts cease coverage of our Company or fail to publish reports on us regularly, demand for our common stock could decrease, which might cause the price and trading volume of our common stock to decline.

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The requirements of being a public company may strain our resources, divert management’s attention, and affect our ability to attract and retain qualified board of director members.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the listing requirements of NYSE American, on which we trade, and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time consuming, or costly, and increase demand on our systems and resources. The Exchange Act requires, among other things, that we file annual and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could harm our business and operating results. Although we have already hired additional employees to comply with these requirements, we may need to hire more employees in the future, which will increase our costs and expenses.

In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations, and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations, and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations, and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

If we fail to maintain proper and effective internal controls over financial reporting, our ability to produce accurate and timely financial statements could be impaired.

Pursuant to Section 404 of the Sarbanes-Oxley Act, our management is required to report upon the effectiveness of our internal control over financial reporting. When we lose our status as an “SRC” and become an “accelerated filer” or a “large accelerated filer,” our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing, and possible remediation. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. This process will be time consuming, costly and complicated.

There may be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations, or cash flows. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our common stock could decline, and we could be subject to sanctions or investigations by the NYSE American, the SEC, or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

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We may not be able to maintain a listing of our common stock on NYSE American.

We must meet certain financial and liquidity criteria to maintain our common stock being listed on NYSE American. If we fail to meet any of NYSE American’s continued listing standards or we violate NYSE American listing requirements, our common stock may be delisted. In addition, our board of directors may determine that the cost of maintaining our listing on a national securities exchange outweighs the benefits of such listing. A delisting of our common stock from NYSE American may materially impair our stockholders’ ability to buy and sell our common stock and could have an adverse effect on the market price of, and the efficiency of the trading market for, our common stock. The delisting of our common stock may result in a determination that the common stock is a “penny stock” which will require brokers trading in the common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities. The delisting of our common stock could significantly impair our ability to raise capital and the value of your investment. If we are unable to maintain our listing on the NYSE American or another national securities exchange, the liquidity and market price of our common stock could be materially and adversely affected.

Risks Relating to this Offering

Management will have broad discretion in how we use the proceeds from this offering.

Our management will have broad discretion with respect to the use of proceeds of this offering, including for any of the purposes described in the section of this prospectus entitled “Use of Proceeds.” You will be relying on the judgment of our management regarding the application of the proceeds of this offering, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used in ways you would agree with. The results and effectiveness of the use of proceeds are uncertain, and we could spend the proceeds in ways that you do not agree with or that do not improve our results of operations or enhance the value of our common stock. Our failure to apply these funds effectively could harm our business and cause the price of our common stock to decline.

If you purchase our common stock in this offering, you may incur immediate and substantial dilution in the book value of your shares of common stock.

You may suffer immediate and substantial dilution in the net tangible book value of the common stock you purchase in this offering. Based on the assumed public offering price of $            per share, the last reported price of our common stock on NYSE American on            , 2026, we estimate our as adjusted net tangible book value per share of common stock after this offering will be            .. As a result, purchasers of common stock in this offering will experience an immediate decrease of $            per share in net tangible book value of our common stock. See the section of this prospectus titled “Dilution” for a more detailed description of these factors.

Resales of our shares of common stock in the public market by our stockholders as a result of this offering may cause the market price of our common stock to fall.

Sales of substantial amounts of our shares of common stock in the public market, or the perception that such sales might occur, could adversely affect the market price of our shares of common stock. The issuance of new shares of common stock could result in resales of our shares of common stock by our current stockholders concerned about the potential ownership dilution of their holdings. Furthermore, in the future, we may issue additional shares of common stock or other equity or debt securities exercisable or convertible into shares of common stock. Any such issuance could result in substantial dilution to our existing stockholders and could cause our stock price to decline.

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General Business Risks

We will be increasingly dependent on information technology, and our systems and infrastructure face certain risks, including cybersecurity and data leakage risks.

Significant disruptions to our information technology systems or breaches of information security could adversely affect our business. In the ordinary course of business, we will collect, store and transmit confidential information, and it is critical that we do so in a secure manner to maintain the confidentiality and integrity of such information. The size and complexity of our information technology systems, and those of third-party vendors, make such systems potentially vulnerable to service interruptions and security breaches from inadvertent or intentional actions by our employees, partners or vendors. These systems are also vulnerable to attacks by malicious third parties and may be susceptible to intentional or accidental physical damage to the infrastructure maintained by us or by third parties. Maintaining the secrecy of confidential, proprietary and/or trade secret information is important to our competitive business position. While we have taken steps to protect such information and have invested in systems and infrastructures to do so, there can be no guarantee that our efforts will prevent service interruptions or security breaches in our systems or the unauthorized or inadvertent wrongful use or disclosure of confidential information that could adversely affect our business operations or result in the loss, dissemination or misuse of critical or sensitive information. The increasing sophistication and frequency of cybersecurity threats, including targeted data breaches, ransomware attacks designed to encrypt our data for ransom and other malicious cyber activities, pose a significant risk to the integrity and confidentiality of our data systems. A breach of our security measures or the accidental loss, inadvertent disclosure, unapproved dissemination, misappropriation or misuse of trade secrets, proprietary information or other confidential information, whether as a result of theft, hacking, fraud, trickery or other forms of deception, or for any other cause, could enable others to produce competing products, use our proprietary technology or information, and/or adversely affect our business position. Further, any such interruption, security breach, loss or disclosure of confidential information could result in financial, legal, business and reputational harm to us and could have a material adverse effect on our business, financial position, results of operations and/or cash flow.

We could become subject to litigation that could be costly, result in the diversion of management’s time and efforts, require us to pay damages, and/or prevent us from developing or marketing our existing product or future products.

Our commercial success will depend in part on not having any adverse environmental claims, whether relating to product failure, violating the rights of third parties or violating applicable law. Any litigation or claim against us, even those without merit, may cause us to incur substantial costs, and could place a significant strain on our financial resources, divert the attention of management from our core business, and harm our reputation. Further, as the number of participants in the environmental industry grows, the possibility of claims against us increases. If we are found to violate applicable law or the rights of third parties, we could be required to pay substantial damages, including treble, or triple, damages if an infringement is found to be willful, and/or royalties and could be prevented from selling our product.

We could become subject to patent litigation that could be costly, result in the diversion of management’s time and efforts, require us to pay damages, and/or prevent us from developing or marketing our existing product or future products.

Our commercial success will depend in part on not infringing the patents or violating the other proprietary rights of third parties. Any litigation or claim against us, even those without merit, may cause us to incur substantial costs, and could place a significant strain on our financial resources, divert the attention of management from our core business, and harm our reputation. Further, as the number of participants in the environmental industry grows, the possibility of intellectual property infringement claims against us increases. If we are found to infringe the intellectual property rights of third parties, we could be required to pay substantial damages, including treble, or triple, damages if an infringement is found to be willful, and/or royalties and could be prevented from selling our product unless we obtain a license or are able to redesign our product to avoid infringement. Any such license may not be available on reasonable terms, if at all, and there can be no assurance that we would be able to redesign our product in a way that would not infringe the intellectual property rights of others. If we fail to obtain any required licenses or make any necessary changes to our product or technologies, we may have to withdraw our existing product from the market or may be unable to commercialize one or more of our future products, all of which could have a material adverse effect on our business, results of operations, and financial condition. If passed into law, patent reform legislation currently pending in the U.S. Congress could significantly change the risks associated with bringing or defending a patent infringement lawsuit. For example, fee shifting legislation could require a non-prevailing party to pay the attorney fees of the prevailing party in some circumstances.

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Our operating results and stock price may be volatile, and the market price of our Common Stock may decline.

Our quarterly operating results are likely to fluctuate in the future. In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could subject the market price of our shares to wide price fluctuations regardless of our operating performance. Our operating results and the trading price of our shares may fluctuate in response to various factors, including:

•	market conditions in our industry or the broader stock market;

•	actual or anticipated fluctuations in our quarterly financial and operating results;

•	issuance of new or changed securities analysts’ reports or recommendations;

•	sales, or anticipated sales, of large blocks of our stock;

•	additions or departures of key personnel;

•	regulatory or political developments;

•	litigation, litigation-related indemnification and governmental investigations;

•	investors’ perception of us;

•	events beyond our control, such as weather and war; and

•	any default on our indebtedness.

These and other factors, many of which are beyond our control, may cause our operating results and the market price and demand for our shares to fluctuate substantially. Fluctuations in our quarterly operating results could limit or prevent investors from readily selling their shares and may otherwise negatively affect the market price and liquidity of our shares. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management away from our business, which could significantly harm our profitability and reputation.

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The availability of shares for sale in the future could reduce the market price of our Common Stock.

In the future, we may issue securities to raise cash for acquisitions or otherwise. We may also acquire interests in other companies by using a combination of cash and Common Stock or just Common Stock. We may also issue securities convertible into our Common Stock. Any of these events may dilute your ownership interest in our Company and adversely impact our Common Stock’s price.

Also, sales of a substantial amount of our Common Stock in the public market or the perception that these sales may occur could reduce our Common Stock’s market price and impair our ability to raise additional capital through the sale of our securities.

The indemnification provisions in our Articles of Incorporation and bylaws under Wyoming law may result in substantial expenditures by our Company and may discourage lawsuits against our directors, officers, and employees.

As permitted by Wyoming law, our Articles of Incorporation provide that we will indemnify our directors and officers against expenses and liabilities they incur to defend, settle or satisfy any civil or criminal action brought against them on account of their being or having been directors or officers of us, unless, in any such action, they are adjudged to have acted with gross negligence or willful misconduct. We may also have contractual indemnification obligations under our agreements with our directors, officers, and employees. These indemnification obligations could result in our Company incurring substantial expenditures to cover the cost of settlement or damage awards against directors, officers, and employees that we may not recoup.

Pursuant to the laws of the State of Wyoming, our Articles of Incorporation exclude personal liability for its directors for monetary damages based upon any violation of their fiduciary duties as directors, except as to liability for any breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, acts in violation of the Wyoming Business Corporation Act, or any transaction from which a director receives an improper personal benefit.

This exclusion of liability does not limit any right, which a director may have to be indemnified, and does not affect any director’s liability under federal or applicable state securities laws.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to provisions of the State of Wyoming, the Company has been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

We are classified as a “smaller reporting company,” and we cannot be sure if the reduced disclosure requirements applicable to smaller reporting companies will make our Common Stock less attractive to investors.

We are currently a “smaller reporting company.” Specifically, smaller reporting companies may provide simplified executive compensation disclosures in their filings; are exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that independent registered public accounting firms provide an attestation report on the effectiveness of internal control over financial reporting, and have certain other decreased disclosure obligations in their SEC filings. Reduced disclosures in our SEC filings due to our status as a “smaller reporting company” may make it harder for investors to analyze our results of operations and financial prospects.

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USE OF PROCEEDS

We expect the net proceeds from this offering to be approximately $[•] million, or approximately $[•] million if the underwriters exercise their over-allotment option in full, based on an assumed public offering price of $[•] per share, which is based on the last reported sales price of our Common Stock of $[•] on [•], 2026, after deducting underwriting fees and discounts and estimated offering expenses of approximately $[•] in the aggregate.

We intend to use the net proceeds of this offering substantially as follows:

(i)	Approximately $[•] to be used for general and administrative expenses;

(ii)	Approximately $[•] to be used for production and inventory; and

(iii)	The balance of approximately $[•] to be used for marketing.

Our expected use of net proceeds from this offering represents our current intentions based upon our present plans and business condition. As of the date of this prospectus, we cannot predict with complete certainty all of the particular uses for the net proceeds to be received upon the completion of this offering or the actual amounts that we will spend on the uses set forth above. We may find it necessary or advisable to use the net proceeds for other purposes, and our management will retain broad discretion over the allocation of the net proceeds from this offering. Pending the uses described above, we plan to invest the net proceeds from this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

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CAPITALIZATION

The following table sets forth our cash and cash equivalents and total capitalization as of June 30, 2026:

•	on an actual basis;

•	on a pro forma basis, after giving effect to the issuance of 37,500 shares of Common Stock for vested restricted stock units; and (ii) the issuance of 3,000 shares of Common Stock for services valued at $16,800; and

•	on a pro forma as adjusted basis to reflect the items set forth above and the sale of [•] shares of Common Stock by us in this offering at an assumed public offering price of $ [•] per share, after deducting estimated underwriting fees and discounts and estimated offering expenses payable by us.

	As of June 30, 2026
	Actual	Pro Forma	Pro Forma as adjusted
Cash	$2,519,302	$2,519,302	$
Capitalization:
Debt	81,113	81,113		$81,113
Stockholders' Equity:
Series C Convertible Preferred Stock, par value $0.0001 per share, designated 10,000,000 shares; 212,149 shares issued and outstanding on an actual basis, and 212,149 shares issued and outstanding on a pro forma basis, and _____ shares issued and outstanding on a pro forma as adjusted basis	21	21
Common Stock par value $0.0001 per share, authorized 1,000,000,000 shares; 22,512,974 shares issued and outstanding on an actual basis, and 22,553,474 shares issued and outstanding on a pro forma basis, and _____ shares issued and outstanding on a pro forma as adjusted basis	2,251	2,255
Additional paid-in capital	132,326,739	132,343,535
Accumulated deficit	(123,316,149)	(123,332,949)
Total stockholders' equity	9,012,862	9,012,862
Total capitalization	$9,093,975	$9,093,975	$

The table above does not reflect the following, all as of June 30, 2026:

•	2,754,641 shares of Common Stock issuable upon exercise of common stock purchase warrants with a weighted average exercise price of $3.67;
•	707,163 shares of Common Stock issuable upon conversion of 212,149 shares of Series C Convertible Preferred Stock that are convertible on demand by the stockholder at the rate of approximately 3.34 shares of Common Stock for each share of Series C Convertible Preferred Stock; and
•	an additional shares of Common Stock issuable upon the full exercise of the over-allotment option, based on an assumed public offering price of $ per share.

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DILUTION

If you invest in our Common Stock, your interest will be diluted to the extent of the difference between the assumed public offering price of $[•] per share, which is based on the last reported sales price of our Common Stock of $[•] on [•], 2026 that you pay and the pro forma as adjusted net tangible book value per share of our Common Stock after this offering. Net tangible book value per share is determined by dividing our total tangible assets less our total liabilities by the number of shares of Common Stock outstanding. Our historical net tangible book value as of June 30, 2026, was $3,876,832 or $0.17 per share, based on 22,512,974 shares of Common Stock outstanding as of June 30, 2026. The pro forma net tangible book value per share represents the amount of our total tangible assets as adjusted to take into account: (i) the issuance of 37,500 shares of Common Stock for vested restricted stock units; and (ii) the issuance of 3,000 shares of Common Stock for services valued at $16,800. After giving effect to such transactions, our pro forma net tangible book value per share as of June 30, 2026 would have been approximately $3,876,832, or $0.17 per share.

Dilution represents the difference between the amount per share paid by new investors who purchase shares from us in this offering and the pro forma as adjusted net tangible book value per share of Common Stock immediately after completion of this Offering. After giving effect to the transactions referred to above and the sale of [•] shares of Common Stock in this offering at an assumed public offering price of $[•] per share, which is based on the last reported sales price of our Common Stock of $[•] on [•], 2026 and deducting the underwriting fees and discounts and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2026 would have been $[•], or $[•] per share. This represents an immediate increase in pro forma net tangible book value of $ [•] per share to existing stockholders, and an immediate dilution in pro forma net tangible book value of $ [•] per share to new investors purchasing shares in this offering. The table below illustrates this per share dilution as of June 30, 2026.

Assumed public offering price per share of common stock			$
Historical net tangible book value per share of common stock before this offering as of June 30, 2026		$0.17
Increase in pro forma net tangible book value per share of common stock before this offering as of June 30, 2026		–
Pro forma net tangible book value per share of common stock before this offering as of June 30, 2026	$			0.17
Increase in net tangible as adjusted book value per share of common stock attributable to purchasers in this offering	$
Pro forma as adjusted net tangible book value per share of common stock immediately after this offering			$
Dilution to pro forma as adjusted net tangible book value per share of common stock to purchasers in this offering			$

The dilution information discussed above is illustrative only and may change based on the actual public offering price and other terms of this offering.

A $1.00 increase (decrease) in the assumed public offering price of $       per share would increase (decrease) our pro forma, as adjusted net tangible book value per share after this offering and dilution per share to investors purchasing Common Stock in this offering by $      and $(     ), respectively, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and no exercise of the underwriters’ over-allotment option and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) in the number of shares offered by us would increase (decrease) the pro forma as adjusted net tangible book value per share after this offering by $ per share and the dilution per share to new investors purchasing shares in this offering would be $ per share, assuming that the assumed public offering price remains the same and assuming no exercise of the underwriters’ over-allotment option, and after deducting underwriting discounts and estimated offering expenses payable by us.

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If the underwriters exercise in full their option to purchase up to [•] shares of Common Stock to cover over-allotments, if any, the pro forma as adjusted net tangible book value per share after giving effect to this offering would be $          per share, representing an immediate increase (decrease) to existing stockholders of $          per share and immediate dilution to new investors participating in this offering of $         per share, assuming that the public offering price remains the same, after deducting underwriting discounts and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares of Common Stock in full, the number of shares of Common Stock held by existing stockholders will be reduced to      % of the total number of shares of Common Stock to be outstanding after this offering, and the number of shares of Common Stock held by investors participating in this offering will be further increased to         % of the total number of shares of Common Stock to be outstanding after this offering, based on all of the assumptions described above in this section.

To the extent any outstanding securities are exercised or converted or to the extent that we issue new securities which result in the issuance of additional shares of Common Stock, new investors would experience further dilution.

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BUSINESS

Our Company

CitroTech Inc. (“CITR,” “we,” “us,” or the “Company”) is an environmentally sustainable specialty chemical company focused on fire inhibitor products serving the wildland fire, residential home protection, and wood products industries across the United States and Canada. Our fire inhibitor formulations are also sold into the lumber and building materials industry for fire retardant treatment applications. CitroTech Inc. was originally incorporated under the laws of the State of Nevada on March 14, 1990 and on June 3, 2021 was redomiciled to the State of Wyoming. Our principal offices are located at 6400 S. Fiddlers Green Circle, Suite 300, Greenwood Village, Colorado 80111. Our telephone number is (800) 401-4535, and our email address is info@citrotech.com. Our website address is www.citrotech.com. Information contained on, or accessible through, our website is not incorporated by reference into this prospectus and should not be considered part of this prospectus.

Since Mighty Fire Breaker LLC (“MFB Ohio”) acquired from Mighty Fire Breaker LLC (“MFB California”) the MFB portfolio of intellectual property on April 13, 2022, our management team has continued to develop and refine our product formulations. The Company has received significant third-party recognition for these efforts, including twice receiving the EPA Safer Choice designation, being the first and only fire inhibitor recognized by the EPA as safe for the environment, and receiving UL GREENGUARD Gold certification, which reflects minimal impact on indoor air quality from toxic smoke over extended exposure. Our products have been adopted by fire departments throughout the State of California.

We are expanding our patent portfolio and technology platform into additional markets that can benefit from environmentally safe alternatives to legacy fire retardant and fire retardant-treated wood products. CitroTech has developed wood coating products utilizing this technology and is in the initial phases of commercialization.

The Company is also actively deploying proactive wildfire defense systems on residential and commercial properties under the CitroSafe Systems brand. CitroSafe Systems are self-contained sprinkler installations that utilize our patented CitroTech product and are deployed in advance of wildfires to reduce structural risk. This offering addresses a significant and growing insurance market disruption across eleven western states, where carriers have curtailed or declined to write wildfire coverage on new construction and existing policies in the Wildland-Urban Interface, the transitional zone between undeveloped land and built environments that is at elevated risk of catastrophic wildfire loss. The Company is working with a large insurance broker to offer insurance coverage to customers who install a CitroSafe proactive wildfire system, with policies underwritten by established insurance carriers. This program is currently in the proof-of-concept phase.

Our management team consists of four individuals: Wesley J. Bolsen, Chief Executive Officer; Andrew Hotsko, Chief Operating Officer; Nanuk Warman, Secretary and Chief Financial Officer; and Anthony Newton, General Counsel.

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Financial Performance to Date

During the six months ended June 30, 2026, we had revenue of $625,581. We believe that fire retardant revenues will increase as budgets begin to shift to environmentally sustainable wildfire prevention solutions and away from only fire suppression. Our success seen in San Diego, California will move into other Southern California fire agencies. Wildfire season generally occurs in the Western United States during dry or drought conditions that typically appear in the May to October timeframe but can vary drastically by year. CitroTech has added over 20 certified partners by August of 2026 that will work to apply product to protect homes and assets from approaching wildfires as well as install CitroSafe systems that drive additional specialty chemical and control system sales.

In April of 2026, CitroTech formed a 50/50 Joint Venture with Hexion that we anticipate will have a first large customer by the end of 2026 with revenues starting to be generated from CitroTech product sales in early 2027. We believe that this will be one of the fastest growing portions of our business given the demand for fire retardant treated engineered wood products.

We anticipate a moderate increase to our sales, general and administrative expense as well as R&D as we finalize outside testing and additional product submissions to the United States Forest Service to be evaluated for inclusion on the Qualified Products List (QPL).

Business Model

Principal product, services and markets

We hold various intellectual property in the form of patents and trademarks related to our CitroTech specialty chemical for fire suppression, mapping and tracking of fire-retardant dispersion and fire inhibition chemistry and technology. We have obtained multiple certifications and accreditations in this industry for our CitroTech product. We have received the EPA Safer Choice award twice and have been awarded the UL GreenGuard Gold status (demonstrates minimal impact on the indoor toxic smoke environment over extended periods).

Future Market Insights, a market researcher in Pimpri-Chinchwad, India, projects that the fire-retardant market is forecast to be $13.6 billion globally by 2034. CitroTech markets its product primarily to lumber and wood product companies, home, industrial and commercial users, as well as fire departments.

Distribution methods

CitroTech is blended in Oceanside, California under the supervision of Andrew Hotsko, the company’s Chief Operating Officer, after which the product is shipped directly to customers.

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Competitive business conditions and the Company’s competitive position in the industry

The fire retardant market has been status quo for many years without significant innovation. A study at the University of Southern California published in Environmental Science and Technology explained that the fire retardant industry is known for having products containing toxic metals that are not environmentally safe, and are considered not friendly toward humans, wildlife, fish, water, and plants. CitroTech is the first and currently only EPA Safer Choice recognized fire inhibitor. We believe that our product will be sold in amounts that can be competitive in many markets, including Western States where wildfires occur, and areas of the United States where there is new home construction relating to population growth, such as Florida and Texas. Our industry is evolving rapidly and is becoming increasingly competitive. Competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we do. Competitors have adopted, and may continue to adopt, aggressive pricing policies and devote substantially more resources to marketing, website and systems development than we do.

The lumber and wood products industry has long used expensive pressure treatment to make Class A-Rated lumber and building materials. This includes companies selling into the pressure treated lumber industry. We anticipate significant competition from incumbent industry participants as the new CitroTech treated lumber and building materials are introduced into the market.

Patents, trademarks and licenses and their duration

Intellectual Property

Our intellectual property portfolio is central to our competitive position and encompasses the proprietary chemistry, application methods, integrated defense systems, communications technology, and wood product manufacturing processes that underpin our entire product and services offering. The portfolio is owned by our wholly-owned subsidiary, Mighty Fire Breaker LLC (“MFB”) and made available to CitroTech Inc. for commercialization across our product lines. The following summarizes the material patents, trademarks, and licenses that support our business operations.

Patents

We hold a portfolio of 31 issued U.S. patents organized across five technology families. We have 56 filed or pending patent applications. All are utility patents and, under U.S. law, carry a term of 20 years from their earliest effective filing date. The portfolio's earliest priority dates trace to approximately 2017–2018 and its most recently issued patents were granted through 2026, meaning the patent estate as a whole remains in force and is expected to provide protection well into the late 2030s and early-to-mid 2040s. We are also pursuing additional patent protection through applications currently pending before the United States Patent and Trademark Office (“USPTO”).

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Trademarks

We own 14 federally registered trademarks, which are registered in the USPTO and are being registered in additional jurisdictions internationally: MIGHTY FIRE BREAKER®, CITROTECH®, and WE TAME THE FLAMES® are just a few of the trademarks. We also have marks WILDFIRE DEPOT and BIGWOOD AND LITTLEWOOD. The marks LOCKED-N-LOADED, GET PROACTIVE, and PRO-ENVIRONMENT are exclusively licensed to Mighty Fire Breaker LLC for use in our operations. Our registered trademarks protect our brand identities in the wildfire defense and fire-protected building materials markets in which customer recognition of the safety and environmental credentials associated with the CitroTech® name is a material competitive asset. U.S. trademark registrations are renewable indefinitely, provided the marks remain in use in commerce and renewal filings are timely made.

Competitive Significance

Our patent portfolio collectively creates meaningful barriers to imitation across each aspect of our core business: the chemistry, the application methods, the integrated defense systems, the network infrastructure, and the manufacturing processes. The intersection of our composition patents, which protect the only EPA Safer Choice-recognized fire inhibitor formulation, as well as our method and system patents, creates a legally and commercially reinforced market position that we believe would be difficult for competitors to replicate without infringing one or more of our patents or without using inferior chemistry that does not carry the same regulatory and environmental credentials. The expiration of individual patents over the 2037–2044 timeframe will reduce certain specific protections, but the ongoing development of additional innovations and continuation applications is expected to extend portfolio coverage as the technology evolves.

We cannot guarantee that pending patent applications will be granted, that existing patents will not be challenged or invalidated, or that our intellectual property rights will be sufficient to prevent competitors from developing equivalent products or methods. Any significant impairment of our intellectual property rights could adversely affect our competitive position and results of operations.

Competition

The Company operates within the broader fire safety and specialty chemicals landscape, where certain participants may have partial market overlap. However, the Company is not aware of any offerings in this space that combine fire inhibition performance with recognition under the U.S. EPA Safer Choice program. More broadly, the Company believes there is a limited presence of solutions that deliver environmentally sustainable fire-retardant treatments specifically for lumber, wood products, and building materials. While conventional pressure-treated wood products exist, these approaches typically rely on less environmentally favorable chemistries and do not align with the same sustainability standards.

The fire inhibitor markets in North America are rapidly expanding. Growing population density and the need for fire protection materials in structures and products fuels the market’s growth, specifically in the United States and Canada. The United States specialty chemical market for fire inhibitors is in gradual expansion due to increasing compliance standards. Changes in demographics, especially the urbanization process and infrastructural improvements, have made wildfire prevention and asset protection more crucial. Therefore, we believe that the fire inhibitor markets in the United States and Canada are open to new non-toxic products and participants, and thus those markets are positive for entry by us.

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Governmental Regulation

Our business is subject to regulations by the EPA, including standards for product descriptions, efficacy claims and label format. Our product will likely need to go through the USFS Qualified Product List (QPL) testing to be able to be applied onto federal lands. The QPL list is also recognized by the California Department of Forestry and Fire Protection (CAL FIRE) as well as other countries who look to the QPL for products that are approved to apply.

Our product contains materials from multiple suppliers. Some of these entities must comply with federal and local environmental laws and regulations. The EPA regulates finished products by requiring disclosure of components and hazardous materials. The EPA can inspect our product and our producer’s facility to determine the accuracy of the disclosures. State laws may also impose additional regulations on the use, preparation and storage of our products. We believe that our component providers are in compliance in all material respects with governmental regulations regarding our current product and have obtained governmental permits, licenses, qualifications and approvals required for our operations. Our supplier’s compliance with federal, state and local environmental laws has not materially affected us either economically or in the manner in which we conduct our business.

However, there can be no assurance that our current or any future supplier will be able to comply with such laws and regulations in the future or that new governmental laws and regulations will not be introduced that could prevent or temporarily inhibit the development, distribution and sale of our product to end users.

Our lumber and wood product markets are subject to code compliance for the wildland urban interface (WUI) as well as testing and certifications that must be met for fire ratings to be adopted within the industry both inside and outside the United States. The specifications and codes often change, and additional testing and certifications may be required to be able to effectively sell into the industry.

New government laws and regulations may be introduced in the future that could result in additional compliance costs, seizures, confiscations, recalls or monetary fines, any of which could prevent or inhibit the development, distribution and sale of our product. If our supplier fails to comply with applicable laws and regulations, we may be subject to civil remedies, including fines, injunctions, recalls or seizures, as well as potential criminal sanctions, which could have a material adverse effect on our business, results of operations and financial condition.

Facilities

Our Company owns no real property. Our principal executive office is a commercial space at 6400 S. Fiddlers Green Cir, Suite 300, Greenwood Village, CO 80111, that is under a month-to-month lease at an average cost of less than $500 per month. Commencing April 1, 2025, the Company leases commercial space for office, retail and warehousing at 3230 Production Avenue, Suite C & D, Oceanside, CA 92058 (10,000 square feet of warehouse and office space and 17,000 square feet of yard space), which is under a five year lease at $15,810 per month. The Oceanside property and warehousing is managed by Mr. Hotsko. Our primary phone number is (800) 401-4535.

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Human Capital Management

As of June 30, 2026, we had 15 full-time employees. We intend to grow our employee base in response to the demands and requirements of the business. We believe that the employer-employee relationships in our Company are positive. We have no labor union contracts.

Legal Proceedings

From time to time, we may be involved in legal proceedings arising in the ordinary course of our business. We are not presently a party to any legal proceedings that, in the opinion of management, would have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us due to defense and settlement costs, diversion of management resources, negative publicity and reputation harm, and other factors.

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DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the names, ages, and positions of the Company’s executive officers and directors. Executive officers are elected annually by the Board of Directors. Each executive officer holds his office until he resigns, is removed by the Board of Directors, or his successor is elected and qualified. Each director holds his office until his successor is elected and qualified or his earlier resignation or removal.

Name	Age	Title
Wesley Bolsen	48	Chief Executive Officer, Director
Nanuk Warman	53	Secretary and Chief Financial Officer
Andrew Hotsko	36	Chief Operating Officer
Anthony Newton	56	General Counsel
Lorenzo Calinawan	38	Director
Craig Huff	61	Chairman
Michael Feigin	66	Director

Set forth below is a description of the background and business experience of our directors and executive officers.

Professional Experience

Executive Officers

Wesley Bolsen – Chief Executive Officer and Director

Wesley Bolsen was appointed as the Chief Executive Officer and as a member of the Board of Directors effective as of September 15, 2025. Mr. Bolsen obtained a degree in electrical engineering with a minor in economics from the Rose-Hulman Institute of Technology, and thereafter obtained a masters’ degree in business administration from Stanford’s Graduate School of Business. In 2018, Mr. Bolsen was the founding executive and chief executive officer of LaderaTech Inc., which sold in 2020 to a public company at a time when LaderaTech Inc. distributed the world’s leading wildfire prevention and protection product. Following the transaction involving LaderaTech Inc., Mr. Bolsen was employed by Perimeter Solutions, Inc. to lead global wildfire prevention and protection until September 2022. He became an advisor to startup executives until April of 2024, when Mr. Bolsen was named chief executive officer of Imidex Inc., an FDA cleared AI solution for the early detection of lung cancer, which sold in April of 2025 to a public healthcare company.

We believe that Mr. Bolsen is qualified to serve as a member of our Board of Directors due to his past executive leadership and company board of director roles.

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Nanuk Warman – Secretary and Chief Financial Officer

Nanuk Warman, CPA, CFA, was appointed Chief Financial Officer and Secretary of our Company effective on April 1, 2025. Prior to his appointment Mr. Warman spent four years working with the Company as an independent consultant and has in-depth knowledge of the Company’s business and financial history.  Mr. Warman has spent the last 20 years working in public company finance, advising clients on financial reporting, SOX compliance, and SEC filing requirements. For the past 10 years, Mr. Warman has served as Managing Partner of PubCo Reporting Solutions, Inc., a boutique accounting and reporting firm primarily focused on helping emerging companies on accounting and compliance matters. Mr. Warman has extensive experience with securities offerings, mergers and acquisitions, securities exchange listing compliance. He is well-versed in GAAP, with particular expertise in complex equity structures, debt financing, reverse acquisitions, and transactional accounting. Mr. Warman is a CFA® Charterholder and a member of the Chartered Professional Accountants of British Columbia.

Andrew Hotsko – Chief Operating Officer

Andrew Hotsko has served as Chief Operating Officer of our Company since July 2025, where he leads day-to-day operations and growth initiatives across the Company’s platform. Prior to joining the Company, he served as Regional President of an Alpine Investors-backed services business, overseeing operational performance and expansion across multiple markets from 2023 to 2025. Earlier in his career, from 2021 to 2023, Mr. Hotsko worked in technology investment banking at Bank of America, supporting strategic and financing transactions for growth-stage companies. He previously served as an infantry officer in the U.S. Marine Corps and holds a Bachelor of Science in Economics from the United States Naval Academy and an MBA from The Wharton School of the University of Pennsylvania.

Anthony Newton – General Counsel

Anthony Newton was appointed as general counsel to the Company effective April 1, 2025. Mr. Newton has practiced law for 25 years and is a member of the State Bar of Texas. He has a BBA from Texas A&M University, a J.D. from the University of Houston Law Center, and an LL.M in Taxation from Georgetown University Law Center. Mr. Newton has focused his practice on transactions and infrastructure projects, primarily general corporate, mergers and acquisitions, commercial agreements, finance and capital markets, primarily for middle-market energy and oil and gas companies. Mr. Newton has 16 years of big-firm experience, including as equity partner with multi-national law firms such as DLA Piper. In addition, Mr. Newton has two years of experience as General Counsel with West Edge Energy LLC, a private-equity backed, mid-stream oil and gas company, during which time he was the only in-house attorney and responsible for establishing and managing the legal department of the company. Mr. Newton does not have any experience in the fire retardant or fire suppression industry.

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Non-Employee Directors

Lorenzo Calinawan – Director

On October 15, 2025, the Board of Directors appointed Lorenzo Calinawan as a member of the Board of Directors. Mr. Calinawan is the co-founder and managing director of Chemlink Partners, a boutique M&A advisory firm focused exclusively on the global chemicals, specialty materials and adjacent industrial sectors. Over his career, Mr. Calinawan has advised on more than $90 billion of completed transactions, including landmark deals, transformative carve-outs, platform builds and cross-border transactions for leading strategics and private equity sponsors. Prior to founding Chemlink, he held senior investment banking roles at Citibank and Piper Sandler and also served as an investment professional at SK Capital Partners, where he focused on building and growing specialty chemicals and materials platforms. Mr. Calinawan brings deep sector knowledge, a global network and proven transaction execution and investment expertise to the company’s board.

We believe that Mr. Calinawan is qualified to serve as a member of our Board of Directors due to his expertise in the chemicals industry.

Craig Huff - Chairman

On October 15, 2025, the Board of Directors appointed Craig Huff as a member of the Board of Directors. Mr. Huff is the founder and managing member of BoltRock Holdings, LLC, a family investment firm and significant shareholder in the Company. Prior to founding BoltRock, Mr. Huff co-founded and served as co-chief executive officer of Reservoir Capital, a multi-billion dollar opportunistic investment firm, for over two decades. He also served in the U.S. Navy as a nuclear engineer and nuclear submarine officer. Mr. Huff has extensive board experience in both private and public companies across a wide range of sectors, including the insurance industry. He holds a bachelor’s degree in engineering physics, magna cum laude, from Abilene Christian University, and an MBA with high distinction from Harvard Business School where he was recognized as a Baker Scholar.

We believe that Mr. Huff is qualified to serve as a member of our Board of Directors due to his decades of investment and business management expertise.

Michael Feigin – Director

On June 17, 2026, the Board appointed Michael Feigin as a member of the Board of Directors. Mr. Feigin, 66, has more than 35 years of leadership experience in the construction and real estate industries. Since September 2020, he has served as President and Chief Executive Officer of JLA Consulting Group, LLC, a strategic consulting firm focused on innovation, risk management and operational improvement for construction industry companies. From February 2025 to February 2026, he served as Chief Executive Officer of MFB Insurance Company, Inc., a Hawaii-domiciled cell captive insurance company formed to underwrite fire risk for commercial and residential properties. From June 2014 to March 2020, Mr. Feigin served as Executive Vice President and Chief Construction Officer of AvalonBay Communities, Inc., where he led construction operations across 13 major markets in the United States.

Earlier in his career, Mr. Feigin held senior executive, legal and operational leadership positions at AECOM Technology Corp., Tishman Construction, Weeks Marine, Navigant Consulting, Marsh and Bovis Lend Lease Holdings, Inc. He has also served on a number of for-profit and non-profit boards, including currently as a member of the advisory board of Delta Consulting Group, a member of the board of directors of OnsiteIQ, Inc., and a trustee of the National Building Museum, where he serves as chair of the nominating and governance committee. Mr. Feigin holds a B.A. in Psychology from Yale University and a J.D. from Brooklyn Law School.

We believe that Mr. Feigin’s extensive executive leadership experience in the construction and real estate industries, together with his experience in enterprise risk management, insurance and corporate governance, make him well qualified to serve as a director of the Company.

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Family Relationships

There are no familial relationships among any of our directors or officers.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our executive officers or directors were involved in any legal proceedings described in Item 401(f) of Regulation S-K in the past ten years.

Board Composition and Director Independence

Our Board is composed of four directors. Our Articles of Incorporation provide that our Board of Directors each serves for one year. The Board has determined that Lorenzo Calinawan and Michael Feigin, meet NYSE American’s requirements to be independent directors. In making this determination, our Board considered the relationships that each such non-employee director has with the Company and all other facts and circumstances that our Board deemed relevant in determining their independence.

Board Committees

Our Board has an Audit Committee, a Compensation Committee and a Nominating & Governance Committee. The composition, duties and responsibilities of these committees are set forth below. In the future, our Board may establish other committees, as it deems appropriate, to assist it with its responsibilities.

Board Member	Audit Committee	Compensation Committee	Nominating & Governance Committee
Michael Feigin	x	x	x
Lorenzo Calinawan	x	x	x
Craig Huff		x	x

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Audit Committee

Our Audit Committee is composed of Lorenzo Calinawan and Michael Feigin, with Lorenzo Calinawan serving as chair of the committee. Our Board determined that Lorenzo Calinawan and Michael Feigin meet the independence requirements of Rule 10A-3 under the Exchange Act and the applicable listing standards of NYSE American. Lorenzo Calinawan is the “audit committee financial expert” within the meaning of SEC regulations and applicable listing standards of NYSE American. The Audit Committee’s responsibilities include:

•	appointing, approving the compensation of, and assessing the qualifications, performance, and independence of our independent registered public accounting firm;

•	pre-approving audit and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

•	reviewing our policies on risk assessment and risk management;

•	reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

•	reviewing the adequacy of our internal control over financial reporting;

•	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

•	recommending, based upon the Audit Committee’s review and discussions with management and the independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 10-K;

•	monitoring our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

•	preparing the Audit Committee report required by the rules of the SEC to be included in our annual proxy statement;

•	reviewing all related party transactions for potential conflict of interest situations and approving all such transactions; and

•	reviewing and discussing with management and our independent registered public accounting firm our earnings releases and guidance.

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Compensation Committee

Our Compensation Committee is composed of Craig Huff, Lorenzo Calinawan and Michael Feigin with Lorenzo Calinawan serving as chair of the committee. The Compensation Committee’s responsibilities include:

•	annually reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer;

•	evaluating the performance of our chief executive officer in light of such corporate goals and objectives and determining and approving the compensation of our chief executive officer;

•	reviewing and approving the compensation of our other executive officers;

•	appointing, compensating and overseeing the work of any compensation consultant, legal counsel, or other advisor retained by the Compensation Committee;

•	conducting the independence assessment outlined in rules with respect to any compensation consultant, legal counsel, or other advisor retained by the Compensation Committee;

•	annually reviewing and reassessing the adequacy of the committee charter in its compliance with the listing requirements of NYSE American;

•	reviewing and establishing our leadership compensation, philosophy and guidelines;

•	overseeing and administering our equity compensation plans;

•	overseeing our diversity and inclusion programs and planning for human capital management;

•	overseeing management succession planning;

•	reviewing and making recommendations to our Board with respect to director compensation; and

•	reviewing and discussing with management the compensation discussion and analysis to be included in our annual proxy statement or Annual Report on Form 10-K.

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Nominating & Governance Committee

Our Nominating and Governance Committee is composed of Craig Huff, Lorenzo Calinawan and Michael Feigin, with Michael Feigin serving as chair of the committee. The Nominating and Governance Committee’s responsibilities include:

•	developing and recommending to our Board criteria for board and committee membership;

•	developing and recommending to our Board best practices and corporate governance principles;

•	identifying and recommending to our Board the persons to be nominated for election as directors and to each of our Board’s committees;

•	developing and recommending to our Board a set of corporate governance guidelines; and

•	reviewing and recommending to our Board the functions, duties and compositions of the committees of our Board.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or in the past fiscal year has served, as a member of the Board or compensation committee of any entity that has one or more executive officers serving on our Board or Compensation Committee.

Risk Oversight

Our Board will oversee the risk management activities designed and implemented by our management. Our Board will execute its oversight responsibility for risk management both directly and through its committees. The full Board will also consider specific risk topics, including risks associated with our strategic plan, business operations and capital structure. In addition, our Board will receive detailed regular reports from members of our senior management and other personnel that include assessments and potential mitigation of the risks and exposures involved with their respective areas of responsibility.

Our Board will delegate to the Audit Committee oversight of our risk management process. Our other committees of our Board will also consider and address risk as they perform their respective committee responsibilities. All committees will report to the full Board as appropriate, including when a matter rises to the level of a material or enterprise level risk.

Code of Business Conduct and Ethics

We have adopted a code of conduct that applies to all of our employees, officers, and directors, including those officers responsible for financial reporting, which is available on our website. We intend to disclose any amendments to the code, or any waivers of its requirements, on our website.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table and its footnotes set forth information regarding the number of shares of Common Stock beneficially owned by (i) each director and named executive officer of our Company, (ii) executive officers and directors of the Company as a group, and (iii) each person known by us to be the beneficial owner of 5% or more of our issued and outstanding shares of Common Stock. In calculating any percentage in the following table of Common Stock beneficially owned by one or more persons named therein, the following table is based on 22,553,474 shares of Common Stock, 212,149 shares of Series C Convertible Preferred Stock, and 2,716,725 warrants as of August 28, 2026, and any shares of Common Stock the person has the right to acquire within 60 days following the filing date of this prospectus, and assumes no exercise of the underwriters’ over-allotment option. Unless otherwise further indicated in the following table, the footnotes to it or elsewhere in this prospectus, the persons and entities named in the following table have sole voting and sole investment power concerning the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable. Except as otherwise indicated in the following table and the footnotes, our named executive officers and directors’ address in the following table is c/o CitroTech Inc., 6400 S. Fiddlers Green Cir., Suite 300, Greenwood Village, Colorado 80111.

	Shares Beneficially Owned
					Number of shares
					Subject to Series C Convertible Preferred	Prior to the Offering		After the Offering
	Series C Convertible Preferred		Common		and Warrants	Total Common Stock Beneficially Owned		Total Common Stock Beneficially Owned
Name of Beneficial Owner(1)	Shares	%	Shares	%	exercisable within 60 days	Shares	%	Shares	%
Named Executive Officers and Directors
Wesley Bolsen	6,583	3.1%	–	–	22,499	22,499	*	22,499	*
Anthony Newton(2)	–	–	166,667	*	–	166,667	*	166,667	*
Andrew Hotsko	3,334	1.6%	37,500	*	16,671	54,171	*	54,171	*
Craig Huff(3)	199,232	93.9%	3,399,134	15.1%	1,171,469	4,570,603	19.3%	4,570,603	19.3%
Theodore Ralston(4)	–	–	2,180,634	9.7%	22,224	2,202,858	9.8%	2,202,858	9.8%
Joshua Ralston	–	–	529,190	2.3%	–	529,190	2.3%	529,190	2.3%
Lorenzo Calinawan	–	–	41,667	*	–	41,667	*	41,667	*
Michael Feigin	–	–	161,967	*	–	161,967	*	161,967	*

All Executive Officers and Directors as a group (7 persons)	209,149	98.6%	3,984,729	15.1%	1,216,202	5,200,931	19.3%	5,200,931	19.3%

5% or More Stockholders
Stephen Conboy(5)	–	–	2,060,557	9.1%	1,112	2,061,669	9.1%	2,061,669	9.1%

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_____________

* Less than 1%

(1)	Under Rule 13d-3 of the Exchange Act, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the number of shares beneficially owned by such person (and only such person) because of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in the above table does not necessarily reflect the person’s actual ownership or voting power concerning the number of shares of Common Stock outstanding on the date of this filing.

(2)	Anthony Newton, through Newshell Family Trust, a family trust of which Mr. Newton’s spouse is a trustee and beneficiary. Mr. Newton disclaims beneficial ownership of the securities held by the Trust, except to the extent of his pecuniary interest therein. The address of Newshell Family Trust c/o CitroTech Inc., 6400 S. Fiddlers Green Cir., Suite 300, Greenwood Village, Colorado 80111.

(3)	Consists of 3,399,134 shares of Common Stock, 664,107 shares of common stock issuable upon conversion of 199,232 shares of Series C Convertible Preferred Stock, and 507,362 shares of common stock issuable upon exercise of the Company’s warrants. 3,357,467 shares of Common Stock, 199,232 shares of Series C Convertible Preferred Stock, and 507,362 warrants are held by BoltRock Holdings, LLC. Craig Huff is the managing member of BoltRock Holdings, LLC and has voting and dispositive control over these shares. The address of BoltRock Holdings, LLC is 712 5th Ave 22nd FL New York, NY 10019.

(4)	Total beneficial ownership consists of 2,180,634 shares of Common Stock and 22,224 shares of common stock issuable upon exercise of the Company’s warrants. 390,604 shares of Common Stock are held by Mr. Ralston’s spouse, Janis Ralston and 1,574,328 shares of Common Stock are held through TC Special Investments, LLC. Theodore Ralson has sole dispositive and voting power with respect shares held by TC Special Investments, LLC. The address of TC Special Investments, LLC c/o CitroTech Inc., 6400 S. Fiddlers Green Cir., Suite 300, Greenwood Village, Colorado 80111.

(5)	Stephen Conboy has sole dispositive and voting power with respect to all shares of common stock owned by him. Total beneficial ownership consists of 2,060,557 shares of Common Stock and 1,112 shares of common stock issuable upon exercise of the Company’s warrants.

Change of Control

The Company is not aware of any arrangements which may at a subsequent date result in a change of control of the Company.

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS AND DIRECTOR INDEPENDENCE

Related Party Transactions

Unless described below, since the beginning of the fiscal year ended December 31, 2024, there were no transactions or series of similar transactions to which we were a party or will be a party, in which:

•	the amounts involved exceed or will exceed the lesser of $120,000 or one percent of the average of the Company's total assets at year end for the last two completed fiscal years; and

•	any of our directors, executive officers or holders of more than 5% of our capital stock, or any member of the immediate family of any of the foregoing had, or will have, a direct or indirect material interest.

For the year ended December 31, 2024:

In March 2024, Ralston cancelled 10,833,334 of the 11,666,667 restricted stock awards issued in June 2022.

During the year ended December 31, 2024, the Company repaid $330,000 owing to the loan payable to TC Special Investments, LLC.

During the year ended December 31, 2024, TC Special Investments, LLC, paid operating expenses of $6,495 on behalf of the Company.

In November 2024, the Company repaid $410,880 owing to the loan payable to Theodore Ralston.

On December 31, 2024, the Company issued a convertible note of $576,693, to TC Special Investments, LLC, in exchange for the amount due to a related party. The convertible note has a term of twelve (12) months, at an interest rate of 10% per annum. The outstanding principal amount of convertible notes and unpaid interest is convertible at a fixed conversion price of $2.16.

For the year ended December 31, 2024, the Company paid commission fees of $245,571 to Stephen Conboy.

For the year ended December 31, 2024, the Company paid consulting and royalty fees of $97,000 to MFB Enterprises LLC.

During the year ended December 31, 2024, companies controlled by Nanuk Warman were paid accounting and consulting fees of $106,116.

During the year ended December 31, 2024, a company controlled by Anthony Newton was paid legal and consulting fees of $102,755.

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For the year ended December 31, 2025:

In February 2025, the Company issued 150,000 shares of Series C Convertible Preferred Stock as consulting services to TC Special Investments, LLC, valued at $2,103,600.

In February 2025, the Company entered into one (1) subscription agreement for convertible notes ($2,000,000) and warrants (416,667 shares of common stock) with BoltRock Holdings, LLC. The convertible notes have a term of twelve (12) months, at an interest rate of 10% per annum and warrants are with a term of five (5) years, at exercise price of $3.00 per share. The outstanding principal amount of convertible notes and unpaid interest is convertible at a fixed conversion price of $2.40. The obligations of the Company under the convertible note are secured by a pledge of the Company’s membership interests in MFB Ohio. In the event of a default, BoltRock Holdings, LLC could proceed against the equity of MFB Ohio pledged to collateralize the convertible note. MFB Ohio owns the Company’s intellectual property portfolio.

In June 2025, the Company issued 69,007 shares of Series C Convertible Preferred Stock as a finance expense to BoltRock Holdings, LLC, valued at $2,511,855.

During the year ended December 31, 2025, the Company paid commission fees of $56,290 to Stephen Conboy.

During the year ended December 31, 2025, the Company paid consulting and royalty fees of $25,600 to MFB Enterprises LLC.

During the year ended December 31, 2025, companies controlled by Nanuk Warman were paid accounting and consulting fees of $194,880.

During the year ended December 31, 2025, a company controlled by Anthony Newton was paid legal and consulting fees of $75,970.

During the year ended December 31, 2025, a company controlled by Theodore Ralston was reimbursed $75,000 for expenses paid on behalf of the Company.

For the period from January 1, 2026 to June 30, 2026:

On February 27, 2026, the Company and BoltRock Holdings, LLC (“BRH”) entered into that certain First Amendment to 10% Senior Secured Convertible Promissory Note (the “Amendment”), pursuant to which BRH agreed to extend the maturity date of that certain 10% Senior Secured Convertible Promissory Note dated February 28, 2025 (the “Note”) until April 28, 2026. Pursuant to the Amendment, BRH charged a 1% amendment fee, and the Pledge and Security Agreement dated February 28, 2025, by and between the Company and BRH, entered into in connection with the Note, was terminated, thereby releasing any and all intangible assets of the Company that were collateral for the Note.

In connection with the February 2026 extension of the Company’s 10% Senior Secured Convertible Promissory Note held by BRH, the Company agreed to issue BRH an additional common stock purchase warrant to acquire 46,250 shares of common stock at an exercise price of $3.00 per share. The warrant has a five-year term from its issuance date and includes anti-dilution adjustments and cashless exercise provisions in certain circumstances.

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In April 2026, BRH converted a convertible note with accrued interest of $35,917 into 940,799 shares of common stock with a conversion price of $2.40.

In February 2026, the Company received payments from TC Special Investments, LLC, totaling $96,258 related to disgorgement of short-swing profits under Section 16(b) of the Securities Exchange Act of 1934, as amended. The Company recognized these proceeds as a capital contribution and the amounts were recorded as an increase to additional paid-in capital on the unaudited interim consolidated balance sheets.

For the period from January 1, 2026 to June 30, 2026, companies controlled by Nanuk Warman were paid accounting and consulting fees of $43,165.

The Company and Wesley Bolsen entered into a Financial Commitment and Pledge Agreement dated March 28, 2026, pursuant to which Mr. Bolsen irrevocably committed to provide, upon written request of the Board and at least seven days’ prior notice, up to $2,000,000 of loans bearing interest at Prime + 1% with maturities of up to 24 months, with any advances to be secured by the Company’s intellectual property. The commitment was terminated on July 31, 2026.

For the period from April 1, 2026 to June 30, 2026, the Company paid consulting fees of $30,000 to Stephen Conboy.

On May 28, 2026, the Company entered into Stock Exchange and Stockholders Agreements (the “Exchange Agreements”) with the holders (the “Holders”) of the Company’s outstanding Series A Preferred Stock. Pursuant to the Exchange Agreements, the Company reacquired an aggregate of 1,666,667 shares of Series A Preferred Stock. At closing, the Company issued 103,558 shares of Series C Convertible Preferred Stock to BRH, and agreed to issue 467,012 shares of Series C Preferred Stock to TC Special Investments LLC on the date that is 18 months after closing, unless issued earlier in connection with a change of control of the Company which, under the TC Special Investments LLC Exchange Agreement, includes the appointment of Theodore S. Ralston to the Company’s board of directors (collectively, the “Exchange Shares”). As a result, the Company recorded the 103,558 shares of Series C Preferred Stock issued to BRH, and the Series C Preferred Stock payable representing the 467,012 shares to be issued to TC Special Investments LLC, as additional paid-in capital.

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DESCRIPTION OF SECURITIES

Common Stock

We are authorized to issue 1,000,000,000 shares of Common Stock, par value $0.0001 per share. The holders of shares of our Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. The holders of Common Stock are entitled to equal dividends and distributions, with respect to the Common Stock when, as, and if declared by the Board of Directors from funds legally available for such dividends. No holder of Common Stock has any preemptive right to subscribe for any of our stock nor are any shares subject to redemption. Upon our liquidation, dissolution, or winding up, and after payment of creditors and any amounts payable to senior securities, the assets will be divided pro rata on a share-for-share basis among the holders of the shares of Common Stock.

No holder of shares of Common Stock of the Company shall be entitled as of right to purchase or subscribe for any part of any unissued stock of the Company or of any new or additional authorized stock of the Company of any class whatsoever, or any issue of securities of the Company convertible into stock, whether such stock or securities be issued for money or consideration other than money or by way of dividend, but any such unissued stock or such new or additional authorized stock or such securities convertible into stock may be issued and disposed of to such persons, firms, corporations and associations, and upon such terms as may be deemed advisable by the Board of Directors without offering to stockholders then of record or any class of stockholders any thereof upon the same terms or upon any terms.

We have never paid any dividends to stockholders of our Common Stock. The declaration in the future of any cash or stock dividends will depend upon our capital requirements and financial position, general economic conditions, and other pertinent factors. We presently intend not to pay any cash or stock dividends in the foreseeable future. Management intends to reinvest earnings, if any, in the development and expansion of our business. No dividend may be paid on the Common Stock until all preferred stock dividends are paid in full.

Preferred Stock

We are authorized to issue 30,000,000 shares of preferred stock, par value $0.0001 per share.

The powers, preferences, rights, qualifications, limitations, and restrictions pertaining to the preferred stock, or any series thereof, shall be such as may be fixed, from time to time, by the Stockholders and the Board of Directors.

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Series A Preferred Stock

We have designated 10,000,000 shares of preferred stock as the Series A Preferred Stock. Currently, there are no shares of Series A Preferred Stock outstanding.

The holders of the Series A Preferred Stock are not entitled to receive any dividends. The holders of the Series A Preferred Stock are not entitled to a liquidation preference. The shares of the Series A Preferred Stock may not be redeemed without the consent of the holders of the Series A Preferred Stock. The holders of the Series A Preferred Stock are not entitled to preemptive rights or subscription rights.

At any annual or special meetings of stockholders of the Company or action by written consent of stockholders, each share of Series A Preferred Stock outstanding shall be entitled to 1,000 votes on all matters submitted to the stockholders of Common Stock, voting together as a single class. Holders of shares of Series A Preferred Stock do not have cumulative voting rights. This aspect means that a holder of a single share of Series A Preferred Stock cannot cast more than one vote for each position to be filled on the Board of Directors.

The Company will not, by amendment of the Articles of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issuance or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions of the Articles of Incorporation and in the taking of all such action as may be necessary or appropriate to protect the rights of the holders of the Series A Preferred Stock against impairment.

So long as any shares of Series A Preferred Stock are outstanding, the Company shall not, without first obtaining the approval (by vote or written consent as provided by the Wyoming Business Corporations Act) of the holders of at least a majority of the then outstanding shares of Series A Preferred Stock: (a) alter or change the rights, preferences or privileges of the Series A Preferred Stock; (b) alter or change the rights, preferences or privileges of any capital stock of the Company so as to adversely affect the Series A Preferred Stock; (c) increase the authorized number of shares of Series A Preferred Stock; or (d) authorize or issue any shares of senior securities.

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Series C Convertible Preferred Stock

We have designated 10,000,000 shares of preferred stock as the Series C Convertible Preferred Stock. Currently, there are 212,149 shares of Series C Preferred Stock outstanding.

The holders of the Series C Convertible Preferred Stock are not entitled to receive any dividends. The holders of the Series C Convertible Preferred Stock are not entitled to a liquidation preference. The shares of the Series C Convertible Preferred Stock may not be redeemed without the consent of the holders of the Series C Convertible Preferred Stock. The holders of the Series C Convertible Preferred Stock are not entitled to vote. The holders of the Series C Convertible Preferred Stock are not entitled to preemptive rights or subscription rights.

The Company will not, by amendment of the Articles of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issuance or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions of the Articles of Incorporation and in the taking of all such action as may be necessary or appropriate to protect the rights of the holders of the Series C Convertible Preferred Stock against impairment.

So long as any shares of Series C Convertible Preferred Stock are outstanding, the Company shall not, without first obtaining the approval (by vote or written consent as provided by the Wyoming Business Corporations Act) of the holders of at least a majority of the then outstanding shares of Series C Convertible Preferred Stock: (a) alter or change the rights, preferences or privileges of the Series C Convertible Preferred Stock; (b) alter or change the rights, preferences or privileges of any capital stock of the Company so as to adversely affect the Series C Convertible Preferred Stock; (c) increase the authorized number of shares of Series C Convertible Preferred Stock; or (d) authorize or issue any shares of senior securities.

Each share of Series C Convertible Preferred Stock outstanding shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into 3.34 shares of the Common Stock of the Company (the “Conversion Ratio”). Such Conversion Ratio, and the rate at which shares of Series C Convertible Preferred Stock may be converted into shares of Common Stock, shall be subject to certain adjustments as provided in the certificate of designation and preferences of the Series C Convertible Preferred Stock.

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Certain Provisions of Wyoming Law and of our Articles of Incorporation and Bylaws

The following summary of certain provisions of the Wyoming Business Corporations Act (the “WBCA”) and of our Articles of Incorporation and Bylaws does not purport to be complete and is subject to and qualified in its entirety by reference to the WBCA and our Articles of Incorporation and Bylaws.

Our Board of Directors

Our Bylaws provide that the number of our directors will be fixed from time to time by the vote of the majority of directors then in office, or by the vote of holders of shares representing a majority of the voting power at any annual meeting, or any special meeting called for such purpose. Our Articles of Incorporation and Bylaws provide that, subject to applicable law, the rights, if any, of holders of any series of preferred stock and the rights of stockholders to fill any vacancy, except for a vacancy created by the removal of a director, the vacancies that result from newly created directorships resulting from any increase in the authorized number of directors, and any vacancies in the board of directors resulting from death, resignation, retirement, disqualification, removal from office or other cause may be filled by a majority of the remaining directors, or, if the number of directors then in office is less than a quorum, by (1) the unanimous written consent of the directors then in office; (2) the affirmative vote of a majority of the directors then in office at a meeting held; or (3) a sole remaining director. A vacancy in the Board of Directors created by the removal of a director may only be filled by the vote of a majority of the shares entitled to vote represented at a duly held meeting at which a quorum is present or by the unanimous written consent of all shares entitled to vote.

Pursuant to our Bylaws, each member of our board of directors who is elected at our annual meeting of our stockholders, and each director who is elected in the interim to fill vacancies and newly created directorships, will hold office until the next annual meeting of our stockholders and until his or her successor is elected and qualified. Pursuant to our Bylaws, directors will be elected by a majority of votes cast by the shares present in person or by proxy at a meeting of stockholders and entitled to vote thereon, a quorum being present at such meeting.

Removal of Directors

Our Bylaws provide that, the entire Board of Directors, or an individual director, may be removed from office and the remaining members of the Board of Directors may elect a successor director to fill such vacancy for the remaining unexpired term of the director so removed. However, no director may be removed when the votes cast against removal would be sufficient to elect such director if voted cumulatively at an election at which the same total number of votes were cast (or, if such action is taken by written consent, all shares entitled to vote, were voted) and the entire number of directors authorized at the time of the director’s most recent election were then being elected; and when by the provisions of the Articles of Incorporation the holders of the shares of any class or series voting as a class or series are entitled to elect one or more directors, any director so elected may be removed only by the applicable vote of the holders of the shares of that class or series.

Meetings of Stockholders

Pursuant to our Bylaws, an annual meeting of our stockholders for the purpose of the election of directors and the transaction of any other business will be held on a date and at the time and place, if any, determined by our board of directors. Each of our directors is elected by our stockholders to serve until the next annual meeting and until his or her successor is duly elected and qualified. In addition, our board of directors, the chairman of our board of directors, the President, or by one or more Stockholders holding shares in the aggregate entitled to cast not less than 10% of the votes at any such meeting, may call a special meeting of our stockholders for any purpose, but business transacted at any special meeting of our stockholders shall be limited to the purposes stated in the notice of such meeting. In addition, we will be required to hold a special election meeting under the circumstances described above under “Removal of Directors.”

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Articles of Incorporation Amendments

Unless a higher vote is required by its governing documents, the affirmative vote of a majority of the outstanding stock entitled to vote is required to amend a Wyoming corporation’s Articles of Incorporation. However, amendments which make changes relating to the capital stock by increasing or decreasing the par value or the aggregate number of authorized shares of a class, or by altering or changing the powers, preferences or special rights of a class so as to affect them adversely, also require the affirmative vote of a majority of the outstanding shares of such class, even though such class would not otherwise have voting rights.

Bylaw Amendments

Our board of directors has the power to amend, modify or repeal our Bylaws or adopt any new provision authorized by the laws of the State of Wyoming in force at such time, provided, however, that the Stockholders entitled to vote with respect thereto may alter, amend or repeal Bylaws made by the Board of Directors, except that the Board of Directors shall have no power to change the quorum for meetings of Stockholders or of the Board of Directors or to change any provisions of the Bylaws with respect to the removal of directors or the filling of vacancies in the Board resulting from the removal by the Stockholders.

Amendment by Stockholders

All Bylaws of the Company shall be subject to alteration or repeal, and new Bylaws may be made by the affirmative vote of Stockholders of record holding in the aggregate at least a majority of the outstanding shares of stock entitled to vote in the election of directors at any annual or special meeting of Stockholders, provided that the notice or waiver of notice of such meeting shall have summarized or set forth in full therein, the proposed amendment.

Advance Notice of Director Nominations and New Business

Our Bylaws provide that, with respect to an annual meeting of stockholders, nominations of individuals for election to our board of directors and the proposal of other business to be considered by our stockholders at an annual meeting of stockholders may be made only (1) pursuant to our notice of the meeting, (2) by or at the direction of our board of directors or (3) by a stockholder who was a stockholder of record both at the time such stockholder gives us the requisite notice of such nomination or business and at the time of the meeting, who is entitled to vote at the meeting and who has complied with the notice procedures set forth in our Bylaws, including a requirement to provide certain information about the stockholder and its affiliates and the nominee or business proposal, as applicable.

With respect to special meetings of stockholders, only the business specified in our notice of meeting may be brought before the meeting. Nominations of persons for election to our board of directors may be made at a special meeting of stockholders at which directors are to be elected only (1) by or at the direction of our board of directors or (2) provided that our board of directors has determined that a purpose of the special meeting is to elect directors, by a stockholder who was a stockholder of record both at the time such stockholder gives us the requisite notice of such nomination or business and at the time of the special meeting, who is entitled to vote at the meeting and upon such election and who has complied with the notice procedures set forth in our Bylaws, including a requirement to provide certain information about the stockholder and its affiliates and the nominee.

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Anti-Takeover Provisions

The Wyoming Business Corporation Law contains a provision governing “Acquisition of Controlling Interest.” This law provides generally that any person or entity that acquires 20% or more of the outstanding voting shares of a publicly-held Wyoming corporation in the secondary public or private market may be denied voting rights with respect to the acquired shares, unless a majority of the disinterested stockholders of the corporation elects to restore such voting rights in whole or in part. The control share acquisition act provides that a person or entity acquires “control shares” whenever it acquires shares that, but for the operation of the control share acquisition act, would bring its voting power within any of the following three ranges: (1) 20 to 33 1/3%, (2) 33 1/3 to 50%, or (3) more than 50%. A “control share acquisition” is generally defined as the direct or indirect acquisition of either ownership or voting power associated with issued and outstanding control shares. The stockholders or board of directors of a corporation may elect to exempt the stock of the corporation from the provisions of the control share acquisition act through adoption of a provision to that effect in the Articles of Incorporation or Bylaws of the corporation. Our Articles of Incorporation and Bylaws do not exempt our common stock from the control share acquisition act. The control share acquisition act is applicable only to shares of “Issuing Corporations” as defined by the act. An Issuing Corporation is a Wyoming corporation, which; (1) has 200 or more stockholders, with at least 100 of such stockholders being both stockholders of record and residents of Wyoming; and (2) does business in Wyoming directly or through an affiliated corporation.

At this time, we do not have 100 stockholders of record who are also residents of Wyoming. Therefore, the provisions of the control share acquisition act do not apply to acquisitions of our shares and will not until such time as these requirements have been met. At such time as they may apply to us, the provisions of the control share acquisition act may discourage companies or persons interested in acquiring a significant interest in or control of the Company, regardless of whether such acquisition may be in the interest of our stockholders.

Our Articles of Incorporation, Bylaws and Wyoming law contain provisions that may delay or prevent a transaction or a change in control of us that might involve a premium paid for shares of our Common Stock or otherwise be in the best interests of our stockholders, which could adversely affect the market price of our Common Stock. Certain of these provisions are described below.

Selected anti-takeover provisions of our Articles of Incorporation and Bylaws. Our Articles of Incorporation and/or Bylaws contain anti-takeover provisions that:

•	authorize our Board of Directors, without further action by the stockholders, to issue up to 30,000,000 shares of preferred stock in one or more series, and with respect to each series, to fix the number of shares constituting that series, the powers, rights, and preferences of the shares of that series, and the qualifications, limitations and restrictions of that series;
•	specify that special meetings of our stockholders can be called only by our board of directors, the chairman of our board of directors, our president, or holders of a majority of the total voting power of all outstanding shares of our capital stock;
•	provide that our Bylaws may be amended by our board of directors without stockholder approval;
•	provide that no director may be removed when the votes cast against removal would be sufficient to elect such director if voted cumulatively at an election at which the same total number of votes were cast;
•	provide that vacancies on our board of directors or newly created directorships resulting from an increase in the number of our directors may be filled only by a vote of a majority of directors then in office, or, if the number of directors then in office is less than a quorum, by (1) the unanimous written consent of the directors then in office, (2) the affirmative vote of a majority of the directors then in office, or (3) a sole remaining director;
•	provide that, subject to the express rights, if any, of the holders of any series of preferred stock, any amendment, modification, or repeal of, or the adoption of any new or additional provision, inconsistent with our Articles of Incorporation provisions relating to the removal of directors and the vote of our stockholders required to amend our Bylaws, requires the affirmative vote of the holders of majority of the voting power of our capital stock entitled to vote generally in the election of directors;
•	provide that the stockholders may amend, modify, or repeal our Bylaws, or adopt new or additional provisions of our Bylaws, only with the affirmative vote of majority of the voting power of our capital stock entitled to vote generally; and
•	establish advance notice procedures for stockholders to submit nominations of candidates for election to our board of directors and other proposals to be brought before a stockholders meeting.

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Business Combinations under Wyoming Law. The Wyoming “Combination with Interested Stockholders Statute” may also have an effect of delaying or making it more difficult to effect a change in control of the Company. This statute prevents an “interested stockholder” and a resident domestic Wyoming corporation from entering into a “combination,” unless certain conditions are met. The statute defines “combination” to include any merger or consolidation with an “interested stockholder,” or any sale, lease, exchange, mortgage, pledge, transfer or other disposition, in one transaction or a series of transactions with an “interested stockholder” having; (1) an aggregate market value equal to 5% or more of the aggregate market value of the assets of the corporation; (2) an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of the corporation; or (3) representing 10% or more of the earning power or net income of the corporation.

An “interested stockholder” means the beneficial owner of 10% or more of the voting shares of a resident domestic corporation, or an affiliate or associate thereof. A corporation affected by the statute may not engage in a “combination” within three years after the interested stockholder acquires its shares unless the combination or purchase is approved by the board of directors before the interested stockholder acquired such shares. If approval is not obtained, then after the expiration of the three-year period, the business combination may be consummated with the approval of the board of directors or a majority of the voting power held by disinterested stockholders, or if the consideration to be paid by the interested stockholder is at least equal to the highest of: (1) the highest price per share paid by the interested stockholder within the three years immediately preceding the date of the announcement of the combination or in the transaction in which he became an interested stockholder, whichever is higher; (2) the market value per common share on the date of announcement of the combination or the date the interested stockholder acquired the shares, whichever is higher; or (3) if higher for the holders of preferred stock, the highest liquidation value of the preferred stock. The effect of Wyoming’s business combination law is to potentially discourage parties interested in taking control of the Company from doing so if they cannot obtain the approval of our board of directors.

Limitation on Liability and Indemnification of Directors and Officers

Our Bylaws eliminate the personal liability of our directors for damages arising from a breach of their fiduciary duty as directors or officers involving any act or omission of any such directors or officers, provided, however, that the foregoing provision shall not eliminate or limit the liability of a director or officer (i) for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law. Any repeal or modification of this Article by the stockholders of the Company shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of officer of the Company for acts or omissions prior to such repeal or modification. Our Bylaws require us to indemnify our directors and officers to the fullest extent permitted by Wyoming law, including in circumstances in which indemnification is otherwise discretionary under Wyoming law.

Under Wyoming law, we may indemnify our directors or officers or other persons who were, are or are threatened to be made, a named defendant or respondent in a proceeding because the person is or was our director, officer, employee or agent, if we determine that the person:

•	conducted himself or herself in good faith;

•	reasonably believed, in the case of conduct in his or her official capacity as our director or officer, that his or her conduct was in our best interests, and, in all other cases, that his or her conduct was at least not opposed to our best interests; and

•	in the case of any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful.

These persons may be indemnified against expenses, including attorney fees, judgments, fines, including excise taxes, and amounts paid in settlement, actually and reasonably incurred, by the person in connection with the proceeding. If the person is found liable to the Company, no indemnification shall be made unless the court in which the action was brought determines that the person is fairly and reasonably entitled to indemnity in an amount that the court will establish.

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Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the above provisions, we have been informed that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock will be available for future issuance without your approval. We may use additional shares for a variety of purposes, including future offerings to raise additional capital, to fund acquisitions and as employee compensation. The existence of authorized but unissued shares of common stock could render it more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Transfer Agent

The transfer agent is Colonial Stock Transfer Company, Inc., 7840 S. 700 E, Sandy, UT 84070; telephone number is (801) 355-5740, and its website is www.colonialstock.com.

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UNDERWRITING

We intend to enter into an underwriting agreement with Univest Securities, LLC, as the Representative with respect to the shares of common stock in this offering. The Representative may retain other brokers or dealers to act as sub-agents on its behalf in connection with this offering. Under the terms and subject to the conditions contained in the underwriting agreement, we intend to agree to issue and sell to the underwriters the number of shares of common stock as indicated below.

Underwriters	Number of Shares
Univest Securities, LLC
Total

The underwriting agreement will provide that the underwriters must buy all of the shares of common stock offered hereby if they buy any of them, which underwriter obligations to pay for and accept delivery of such shares offered by us in this prospectus are subject to various representations and warranties and other customary conditions specified in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions.

The shares of common stock are offered subject to a number of conditions, including:

•	receipt and acceptance of the shares of common stock by the underwriters; and
•	the underwriters’ right to reject orders in whole or in part.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

Over-Allotment Option

We intend to grant to the underwriters an option, exercisable for 45 days from the date of this prospectus, to purchase up to additional shares of Common Stock from us at the public offering price set forth on the cover page of this prospectus, less the underwriting discount. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of shares of common stock offered by this prospectus.

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Underwriting Discounts and Expenses

Shares of common stock sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares of common stock sold by the underwriters to securities dealers may be sold at a discount of up to $ per share from the public offering price. The underwriters may offer the shares through one or more of their affiliates or selling agents. If all of the shares of common stock are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares of common stock at the prices and upon the terms stated therein.

The underwriting discount is equal to the public offering price per share, less the amount paid by the underwriters to us per share. The underwriting discount was determined through an arms’ length negotiation between us and the underwriters. We have agreed to sell the shares of common stock to the underwriters at the offering price of $ per share, which represents the public offering price of our shares of common stock set forth on the cover page of this prospectus less a 7% underwriting discount.

The following table shows the public offering price, underwriting discount, and proceeds, before expenses, to us:

	Per Share	Total
Public offering price	$	$
Underwriters’ discounts(1)	$	$
Proceeds to our Company before expenses(2)	$	$
____________
(1)	The Company intends to pay the underwriters a fee equal to 7.0% of the gross proceeds of the offering.

(2)	We expect our total cash expenses for this offering (including cash expenses payable to the underwriters for their out-of-pocket expenses) to be approximately $ exclusive of the above discounts.

We intend to reimburse the Representative for all reasonable travel and other accountable out-of-pocket expenses. In addition, we will reimburse the reasonable fees, costs and disbursements of the Representative’s legal counsel, in an amount not to exceed an aggregate of $50,000.

We estimate that the total expenses of the offering payable by us, not including the underwriting discounts, will be approximately $ .

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Lock-Up Agreements

Our directors, officers and certain holders of five percent (5%) or more of our outstanding shares of common stock as of the effective date of the registration statement of which this prospectus forms a part intend to enter into customary “lock-up” agreements in favor of the Representative pursuant to which such persons and entities have agreed, for a period of ninety (90) days following the date of the underwriting agreement for the offering of the securities offered hereby, that they shall neither offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any of our securities without the Representative’s prior written consent, including the issuance of shares of common stock upon the exercise of currently outstanding convertible securities.

The Company, on behalf of itself and any successor entity, will not, without the prior written consent of the Representative, for a period of ninety (90) days from the date of the underwriting agreement for this offering, (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the shares of common stock or any such other securities, whether any such transaction described in clause (i), or (ii) above is to be settled by delivery of shares of common stock or such other securities, in cash or otherwise, except to the underwriters, or (iii) repurchase any shares of common stock.

Indemnification

We intend to agree to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments that the underwriters may be required to make for these liabilities.

Pricing of the Offering

The public offering price of the shares of common stock will be based on the last reported sale price of shares of common stock on NYSE American immediately prior to effectiveness of the registration statement of which this prospectus forms a part.

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Electronic Offer, Sale, and Distribution of Securities

A prospectus in electronic format may be made available on the websites maintained by the underwriters. In addition, securities may be sold by the underwriters to securities dealers who resell securities to online brokerage account holders. The securities to be sold pursuant to Internet distributions will be allocated on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the underwriters, and should not be relied upon by investors.

Price Stabilization, Short Positions, and Penalty Bids

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of our securities. Specifically, the underwriters may sell more securities than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of securities available for purchase by the underwriters under option to purchase additional securities. The underwriters can close out a covered short sale by exercising the option to purchase additional securities or purchasing securities in the open market. In determining the source of securities to close out a covered short sale, the underwriters will consider, among other things, the open market price of securities compared to the price available under the option to purchase additional securities. The underwriters may also sell securities in excess of the option to purchase additional securities, creating a naked short position. The underwriters must close out any naked short position by purchasing securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing our securities in this offering because such underwriter repurchases those securities in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, our securities in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our securities at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the NYSE American, in the over-the-counter market, or otherwise.

Passive Market Making

In connection with this offering, the underwriters may engage in passive market making transactions in our securities on NYSE American in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the securities and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

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Potential Conflicts of Interest

The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our Company. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Other Relationships

Univest Securities, LLC previously acted as placement agent (the “Placement Agent”) in connection with private offerings of the Company’s shares of Series C Preferred Stock and warrants to purchase shares of Common Stock in September and October 2025 (collectively, the “2025 Offerings”) pursuant to a placement agency agreement, dated as of September 30, 2025, between the Company and the Placement Agent (the “Placement Agency Agreement”). Pursuant to the Placement Agency Agreement, the Company (i) paid the Placement Agent a cash fee equal to 8% of the gross proceeds from the 2025 Offerings, (ii) reimbursed the Placement Agent an amount equal to 1% of the gross proceeds from the September 2025 offering for certain out-of-pocket expenses, (iii) reimbursed the Placement Agent for legal fees in an amount equal to $350,000 for the September 2025 offering, and (iv) issued the Placement Agent, or its designees, warrants to purchase up to a number of shares of Common Stock (the “PA Warrants”) equal to 5% of the total number of Common Stock issuable upon conversion and exercise of the shares of Series C Preferred Stock and warrants sold in the 2025 Offerings. The PA Warrants have substantially the same terms as the warrants issued except that the exercise price per share of Common Stock is equal to 120% of the price per share of Common Stock issuable upon conversion of the Series C Preferred Stock.

The underwriters and certain of its affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, and brokerage activities. The underwriters and certain of its affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us and our affiliates, for which they may in the future receive customary fees, commissions, and expenses.

In addition, in the ordinary course of their business activities, the underwriters and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long, and/or short positions in such securities and instruments.

Selling Restrictions

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the shares of common stock or the possession, circulation, or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, our securities may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with our securities may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable laws, rules, and regulations of any such country or jurisdiction.

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European Economic Area and United Kingdom

In relation to each Member State of the European Economic Area and the United Kingdom (each a “Relevant State”), no securities have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the securities which have been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

•	to legal entities which are qualified investors as defined under the Prospectus Regulation;
•	by the underwriters to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or
•	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of securities shall result in a requirement for us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase or subscribe for our securities, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

This prospectus has only been communicated or caused to have been communicated and will only be communicated or caused to be communicated as an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act of 2000, or the FSMA) as received in connection with the issue or sale of our securities in circumstances in which Section 21(1) of the FSMA does not apply to us. All applicable provisions of the FSMA will be complied with in respect to anything done in relation to our securities in, from or otherwise involving the United Kingdom.

Canada

The securities may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

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Hong Kong

The shares of common stock may not be offered or sold by means of this document or any other document other than (i) in circumstances that do not constitute an offer or invitation to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong) or the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances that do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), that is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to the shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

People’s Republic of China

This prospectus has not been and will not be circulated or distributed in the PRC, and the shares of common stock may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

South Korea

The shares of common stock may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in South Korea or to any resident of South Korea except pursuant to the applicable laws and regulations of South Korea, including the Financial Investment Services and Capital Markets Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The securities have not been registered with the Financial Services Commission of South Korea for public offering in South Korea. Furthermore, the securities may not be re-sold to South Korean residents unless the purchaser of the securities complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with their purchase.

Taiwan

The shares of common stock have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the shares of common stock in Taiwan.

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MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of our shares of Common Stock, but is for general information purposes only and does not purport to be a complete analysis of all the potential tax considerations. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed U.S. Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income and estate tax consequences different from those set forth below. There can be no assurance that the Internal Revenue Service (the “IRS”) will not challenge one or more of the tax consequences described herein, and we have not obtained, and do not intend to obtain, an opinion of counsel or ruling from the IRS with respect to the U.S. federal income tax considerations relating to the purchase, ownership or disposition of our securities.

This summary does not address any alternative minimum tax considerations, any considerations regarding the tax on net investment income, or the tax considerations arising under the laws of any state, local or non-U.S. jurisdiction, or under any non-income tax laws, including U.S. federal gift and estate tax laws, except to the limited extent set forth below. In addition, this summary does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	tax-exempt organizations or governmental organizations;

•	regulated investment companies and real estate investment trusts;

•	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

•	brokers or dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

•	tax-qualified retirement plans;

•	certain former citizens or long-term residents of the United States;

•	partnerships or entities or arrangements classified as partnerships for U.S. federal income tax purposes and other pass-through entities (and investors therein);

•	persons who hold our securities as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction or integrated investment;

•	persons who do not hold our securities as a capital asset within the meaning of Section 1221 of the Code; or

•	persons deemed to sell our securities under the constructive sale provisions of the Code.

In addition, if a partnership (or entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds our securities, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our securities, and partners in such partnerships, should consult their tax advisors.

You are urged to consult your own tax advisors with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our securities arising under the U.S. federal estate or gift tax laws or under the laws of any state, local, non-U.S., or other taxing jurisdiction or under any applicable tax treaty.

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Consequences to U.S. Holders

The following is a summary of the U.S. federal income tax consequences that will apply to a U.S. holder of our securities. For purposes of this discussion, you are a U.S. holder if, for U.S. federal income tax purposes, you are a beneficial owner of our securities, other than a partnership, that is:

•	an individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States, any State thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) who have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a “United States person.”

Distributions

As described in the section titled “Dividend Policy,” we have never declared or paid cash dividends on our Common Stock and do not anticipate paying any dividends on our Common Stock in the foreseeable future. However, if we do make distributions on our Common Stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, the excess will constitute a return of capital and will first reduce your basis in our Common Stock, but not below zero, and then will be treated as gain from the sale of stock as described below under “Sale, Exchange or Other Taxable Disposition of Common Stock.”

Dividend income may be taxed to an individual U.S. holder at rates applicable to long-term capital gains, provided that a minimum holding period and other limitations and requirements are satisfied. Any dividends that we pay to a U.S. holder that is a corporation may qualify for a deduction allowed to U.S. corporations in respect of dividends received from other U.S. corporations equal to a portion of any dividends received, subject to generally applicable limitations on that deduction. U.S. holders should consult their own tax advisors regarding the holding period and other requirements that must be satisfied to qualify for the reduced tax rate on dividends or the dividends-received deduction.

Sale, Exchange or Other Taxable Disposition of Common Stock

A U.S. holder will generally recognize capital gain or loss on the sale, exchange or other taxable disposition of our Common Stock. The amount of gain or loss will equal the difference between the amount realized on the sale and such U.S. holder’s tax basis in such Common Stock. The amount realized will include the amount of any cash and the fair market value of any other property received in exchange for such Common Stock. Gain or loss will be long-term capital gain or loss if the U.S. holder has held the Common Stock for more than one year. Long-term capital gains of non-corporate U.S. holders are generally taxed at preferential rates. The deductibility of capital losses is subject to certain limitations.

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Consequences to Non-U.S. Holders

Gain on Sale, Exchange or Other Taxable Disposition of Common Stock

Subject to the discussion below regarding backup withholding and foreign accounts, a non-U.S. holder generally will not be required to pay U.S. federal income tax on any gain realized upon the sale, exchange or other taxable disposition of our Common Stock unless:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States);

•	the non-U.S. holder is a non-resident alien individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•	shares of our Common Stock constitute U.S. real property interests by reason of our status as a “United States real property holding corporation” (a USRPHC) for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the non-U.S. holder’s disposition of, or the non-U.S. holder’s holding period for, our Common Stock.

We believe that we are not currently and will not become a USRPHC for U.S. federal income tax purposes, and the remainder of this discussion so assumes. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our Common Stock is regularly traded on an established securities market, such Common Stock will be treated as U.S. real property interests only if the non-U.S. holder actually or constructively holds more than five percent of such regularly traded Common Stock at any time during the shorter of the five-year period preceding the non-U.S. holder’s disposition of, or the non-U.S. holder’s holding period for, our Common Stock.

If the non-U.S. holder is described in the first bullet above, it will be required to pay tax on the net gain derived from the sale, exchange or other taxable disposition under regular graduated U.S. federal income tax rates, and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a rate of 30%, or such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet above will be required to pay a flat 30% tax (or such lower rate specified by an applicable income tax treaty) on the gain derived from the sale, exchange or other taxable disposition, which gain may be offset by U.S. source capital losses for the year (provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses). Non-U.S. holders should consult their own tax advisors regarding any applicable income tax or other treaties that may provide for different rules.

Federal Estate Tax

Common Stock beneficially owned by an individual who is not a citizen or resident of the United States (as defined for U.S. federal estate tax purposes) at the time of their death will generally be includable in the decedent’s gross estate for U.S. federal estate tax purposes. Such shares, therefore, may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

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Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends on or of proceeds from the disposition of our securities made to you may be subject to information reporting and backup withholding at a current rate of 24% unless you establish an exemption, for example, by properly certifying your non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E or other applicable IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Foreign Account Tax Compliance

The Foreign Account Tax Compliance Act (“FATCA”) generally imposes withholding tax at a rate of 30% on dividends on our securities paid to a “foreign financial institution” (as specially defined under these rules), unless such institution enters into an agreement with the U.S. government to, among other things, withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise establishes an exemption. FATCA also generally imposes a U.S. federal withholding tax of 30% on dividends on our securities paid to a “non-financial foreign entity” (as specially defined for purposes of these rules) unless such entity provides the withholding agent with a certification identifying certain substantial direct and indirect U.S. owners of the entity, certifies that there are none or otherwise establishes an exemption. The withholding provisions under FATCA generally apply to dividends paid by us and, under proposed Treasury regulations on which taxpayers may currently rely, do not apply to gross proceeds from a sale or other disposition of our securities. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Non-U.S. holders should consult their own tax advisors regarding the possible implications of this legislation on their investment in our securities.

Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, owning and disposing of our securities, including the consequences of any proposed changes in applicable laws.

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LEGAL MATTERS

The validity of the Common Stock offered hereby and certain other legal matters related to this prospectus will be passed upon by the Law Office of Anthony F. Newton of Sugar Land, Texas. Anthony F. Newton, the principal of the Law Office of Anthony F. Newton, also serves as the Company’s General Counsel and, together with his affiliates, beneficially owns shares of the Company’s Common Stock. Sullivan & Worcester LLP, New York, New York is acting as counsel for the underwriters.

EXPERTS

The financial statements of CitroTech Inc. as of December 31, 2025 and 2024 and for each of the two years in the period ended December 31, 2025, appearing in this prospectus have been audited by WWC, P.C., independent registered public accounting firm, as set forth in their report thereon, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the securities offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and these securities, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

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INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We file annual, quarterly and current reports, proxy statements and other information with the SEC. The rules of the SEC allow us to “incorporate by reference” information into this prospectus. This means that we can disclose important information about us and our financial condition to you by referring you to other documents filed separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus. Any statement contained in this prospectus or a previously filed document incorporated by reference will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or replaces that statement. We hereby incorporate by reference the following documents:

•	Our Annual Report on Form 10-K for the year ended December 31, 2025 filed on March 30, 2026
•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2026 filed on May 15, 2026;
•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2026, filed on August 10, 2026 and amended on August 10, 2026;
•	Our Current Reports on Form 8-K (excluding any reports or portions thereof that are deemed to be furnished and not filed) filed on January 28, 2026, April 3, 2026, April 21, 2026, June 1, 2026, and June 17, 2026; and
•	Our registration statement on Form 8-A filed on December 1, 2025.

This prospectus incorporates by reference future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after (i) the date of this registration statement and prior to effectiveness of this registration statement and (ii) the date of this prospectus and before the completion of the offering of the securities included in this prospectus, however, we will not incorporate by reference any document or portions thereof that are not deemed “filed” with the SEC, or any information furnished pursuant to Items 2.02 or 7.01 of Form 8-K or related exhibits furnished pursuant to Item 9.01 of Current Reports on Form 8-K.

You may read and copy any materials we file with the SEC at the SEC’s website mentioned under the heading “Where You Can Find More Information.” The information on the SEC’s website is not incorporated by reference in this prospectus.

A copy of the document incorporated by reference in this prospectus may be obtained by any person, including any beneficial owner, to whom a prospectus is delivered, at no cost by writing or telephoning us at the following address and telephone number:

CitroTech Inc.

6400 S. Fiddlers Green Cir., Suite 300

Greenwood Village, Colorado 80111

Attention: Chief Financial Officer

(800) 401-4535

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Shares of Common Stock

CitroTech, Inc.

PRELIMINARY PROSPECTUS

          , 2026

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

Amount to Be Paid
SEC registration fee	$	*
FINRA filing fee		*
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous		*
Total	$	*

Each of the amounts set forth above, other than the registration fee, is an estimate.

*To be completed by amendment.

Item 14. Indemnification of Directors and Officers

As permitted by Wyoming law, our Articles of Incorporation provide that we will indemnify our directors and officers against expenses and liabilities they incur to defend, settle or satisfy any civil or criminal action brought against them on account of their being or having been directors or officers of us, unless, in any such action, they are adjudged to have acted with gross negligence or willful misconduct. We may also have contractual indemnification obligations under our agreements with our directors, officers, and employees. These indemnification obligations could result in our Company incurring substantial expenditures to cover the cost of settlement or damage awards against directors, officers, and employees that we may not recoup.

Pursuant to the laws of the State of Wyoming, our Articles of Incorporation exclude personal liability for its directors for monetary damages based upon any violation of their fiduciary duties as directors, except as to liability for any breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, acts in violation of the Wyoming Business Corporation Act, or any transaction from which a director receives an improper personal benefit.

This exclusion of liability does not limit any right, which a director may have to be indemnified, and does not affect any director's liability under federal or applicable state securities laws.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to provisions of the State of Wyoming, the Company has been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

II-1

Exclusion of Liabilities

Pursuant to the laws of the State of Wyoming, our Bylaws exclude personal liability for its directors for monetary damages based upon any violation of their fiduciary duties as directors, except as to liability for any breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, or any transaction from which a director receives an improper personal benefit. This exclusion of liability does not limit any right, which a director may have to be indemnified, and does not affect any director's liability under federal or applicable state securities laws.

Disclosure of Commission position on Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to provisions of the State of Wyoming, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

Item 15. Recent Sales of Unregistered Securities

The share amounts presented herein are presented after giving effect to the 1-for-6 reverse stock split effected on August 27, 2025. From August 2023 through the date of this prospectus, we effected the following transactions in reliance upon exemptions from registration under the Securities Act, as amended.

Historical Common Stock transactions

For the period from August 1, 2023 to ended December 31, 2023, we did not issue common stock.

During the year ended December 31, 2024, we issued:

•	208,334 shares of Common Stock for compensation to five (5) board advisors of MFB Ohio, valued at $1,074,750 in the aggregate, in February 2024;
•	83,334 shares of Common Stock to five (5) consultants for services valued at $429,900 in February 2024;
•	175,000 shares of Common Stock to an investor, to settle $123,767 of debt and accrued interest in February 2024;
•	82,700 shares of Common Stock to an investor to settle debt, consisting of 58,148 shares of Common Stock to settle convertible debt and accrued interest totaling $55,702 and 24,552 shares of Common Stock valued at $126,655, to settle accrued liabilities of $23,400 in February 2024;
•	41,667 shares of Common Stock to a consultant for services valued at $197,350 in March 2024; and
•	41,667 shares of Common Stock to a third party service provider for marketing services valued at $160,000 in May 2024.

II-2

During the year ended December 31, 2025, we issued:

•	2,589,450 shares of Common Stock to twenty-nine (29) investors upon conversion of 776,831 shares of Series C Convertible Preferred Stock in January 2025;
•	1,775,466 shares of Common Stock to sixteen (16) investors upon conversion of 532,638 shares of Series C Convertible Preferred Stock in April 2025;
•	1,667 shares of Common Stock to a consultant for service valued at $19,000 in May 2025;
•	585,017 shares of Common Stock to twenty (20) investors upon conversion of debt of $1,404,004 in June and July 2025;
•	1,833,334 shares of Common Stock to Stephen Conboy upon conversion of 550,000 shares of Series C Convertible Preferred Stock in August 2025;
•	1,666,667 shares of Common Stock to TC Special, LLC upon conversion of 500,000 shares of Series C Convertible Preferred Stock in August 2025;
•	2,166,668 shares of Common Stock to BoltRock Holdings LLC upon conversion of 650,000 shares of Series C Convertible Preferred Stock in September 2025;
•	16,667 shares of Common Stock to an investor upon conversion of 5,000 shares of Series C Convertible Preferred Stock in September 2025;
•	741,353 shares of Common Stock to three (3) investors upon conversion of debt of $4,196,000 in August and September 2025;
•	36,000 shares of Common Stock to a consultant for service valued at $215,640 in September 2025;
•	165,419 shares of Common Stock to two (2) investors upon cashless exercise of 166,667 warrants;
•	500,000 shares of Common Stock to TC Special, LLC upon conversion of 150,000 shares of Series C Convertible Preferred Stock in December 2025;
•	292,663 shares of Common Stock to TC Special, LLC upon conversion of debt of $632,150 in December 2025; and
•	11,321 shares of Common Stock to an investor upon conversion of debt of $89,549 in December 2025.

Since January 1, 2026, through August 28, 2026, we issued:

•	220,000 shares of Common Stock for acquisition of intellectual property, valued at $1,775,400, in January 2026;
•	171,878 shares of Common Stock to seven (7) investors upon conversion of debt of $412,500, in February and March 2026;
•	940,799 shares of Common Stock to BoltRock Holdings LLC upon conversion of debt of $2,257,917, in April 2026;
•	180,708 shares of Common Stock upon cashless exercise of 192,708 warrants;
•	55,333 shares of common stock issued to consultants for services, valued at $443,377, in February and April 2026;
•	83,334 shares of common stock issued to two directors for compensation, valued $283,336, in June 2026;
•	1,941,365 shares of Common Stock to fifty-seven (57) investors upon conversion of 582,405 shares of Series C Convertible Preferred Stock, in April, May and June 2026;
•	44,447 shares of Common Stock to Theodore Ralston upon conversion of 13,334 shares of Series C Convertible Preferred Stock, in May 2026;
•	166,667 shares of Common Stock to Newshell Family Trust owned by our general counsel upon conversion of 50,000 shares of Series C Convertible Preferred Stock, in April 2026;
•	177,794 shares of Common Stock to Nanuk Warman CPA Inc owned by our chief financial officer upon conversion of 53,338 shares of Series C Convertible Preferred Stock, in April 2026;
•	37,500 shares of common stock issued to our chief operating officer for vested restricted stock units, in July 2026; and
•	3,000 shares of common stock issued to a consultant for services, valued at $16,800, in July 2026.

II-3

Historical Series C Convertible Preferred Stock transactions

For the period from August 1, 2023 to December 31, 2023, we issued:

•	1,200,000 shares Series C Convertible Preferred Stock to TC Special Investments, LLC for compensation valued at $8,640,000 in September 2023;
•	273,499 shares Series C Convertible Preferred Stock to ten (10) investors for proceeds of $907,600 in September 2023; and
•	183,332 shares Series C Convertible Preferred Stock to four (4) investors for proceeds of $500,000 in December 2023.

During the year ended December 31, 2024, we issued:

•	50,000 shares Series C Convertible Preferred Stock to two (2) investors for proceeds of $165,000 in January 2024;
•	20,000 shares Series C Convertible Preferred Stock for compensation to one (1) board advisor of MFB Ohio, valued at $348,000 in February 2024;
•	20,000 shares Series C Convertible Preferred Stock to a consultant for services valued at $348,000 in February 2024;
•	83,333 shares of Common Stock to a third-party service provider for service valued at $500,000 in October 2024;
•	335,972 shares Series C Convertible Preferred Stock to eleven (11) investors for proceeds of $1,465,000 in October 2024; and
•	35,833 shares Series C Convertible Preferred Stock to two (2) investors for proceeds of $215,000 in November 2024.

During the year ended December 31, 2025, we issued:

•	47,500 shares Series C Convertible Preferred Stock to five (5) employees for compensation valued at $665,000 in February 2025;
•	27,500 shares Series C Convertible Preferred Stock to two (2) investors for proceeds of $160,000 in February 2025;
•	150,000 shares Series C Convertible Preferred Stock to TC Special Investments, LLC for compensation valued at $2,100,000 in February 2025;
•	50,000 shares Series C Convertible Preferred Stock to two (2) consultants for compensation valued at $1,100,000 in April 2025;
•	69,007 shares Series C Convertible Preferred Stock to BoltRock Holdings LLC for finance expenses valued at $2,511,855 in June 2025;
•	6,250 shares Series C Convertible Preferred Stock to one (1) employee for compensation valued at $117,917 in September 2025;
•	5,000 shares Series C Convertible Preferred Stock to one (1) consultant for service valued at $98,167 in September 2025;
•	420,943 shares Series C Convertible Preferred Stock to forty-four (44) investors for net proceeds of approximately $5,396,000 in September 2025; and
•	193,968 shares Series C Convertible Preferred Stock to eighteen (18) investors for net proceeds of approximately $2,677,000 in October 2025.

Since January 1, 2026, through August 28, 2026, we issued:

•	103,558 shares of Series C Convertible Preferred Stock to BoltRock Holdings LLC in exchange for 302,526 shares of Series A Preferred Stock.

II-4

Historical Warrant transactions

For the period from August 1, 2023 to ended December 31, 2023, we did not issue Warrants.

During the year ended December 31, 2024, we issued:

•	Common stock purchase warrant to twelve (12) investors, to acquire 165,631 shares of common stock at an exercise price of $3.00 per share, in July 2024;
•	Common stock purchase warrant to five (5) investors, to acquire 67,919 shares of common stock at an exercise price of $3.00 per share, in August 2024;
•	Common stock purchase warrant to one (1) investor, to acquire 20,834 shares of common stock at an exercise price of $3.00 per share, in November 2024; and
•	Common stock purchase warrant to two (2) investors, to acquire 15,626 shares of common stock at an exercise price of $3.00 per share, in December 2024.

During the year ended December 31, 2025, we issued:

•	Common stock purchase warrant to eleven (11) investors, to acquire 432,296 shares of common stock at an exercise price of $3.00 per share, in February 2025;
•	Common stock purchase warrant to BoltRock Holdings, LLC, to acquire 416,667 shares of common stock at an exercise price of $3.00 per share, in February 2025;
•	Common stock purchase warrant to Univest Securities LLC and Bradley Richmond, for underwriter warrants, to acquire 666,668 shares of common stock at an exercise price of $0.06 per share, in March 2025;
•	Common stock purchase warrant to four (4) placement agents, to acquire 111,898 shares of common stock at an exercise price of $2.64 per share, in March 2025;
•	Common stock purchase warrant to forty-four (44) investors, to acquire 701,562 shares of common stock at an exercise price of $6.00 per share, in September 2025;
•	Common stock purchase warrant to four (4) placement agents, to acquire 105,233 shares of common stock at an exercise price of $5.40 per share, in September 2025;
•	Common stock purchase warrant to eighteen (18) investors, to acquire 323,276 shares of common stock at an exercise price of $6.00 per share, in October 2025; and
•	Common stock purchase warrant to five (5) placement agents, to acquire 48,491 shares of common stock at an exercise price of $5.40 per share, in October 2025.

Since January 1, 2026, through August 28, 2026, we issued:

•	Common stock purchase warrant to BoltRock Holdings, LLC, to acquire 46,250 shares of common stock at an exercise price of $3.00 per share, on April 7, 2026.

The offers and sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder. The recipients of the above securities represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof.

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Item 16. Exhibits and Financial Statement Schedules

(i) Exhibits.

See the Exhibit index on the page immediately preceding the signature page for a list of exhibits filed as part of this registration statement, which Exhibit index is incorporated herein by reference.

(ii) Financial statement schedules.

All financial statement schedules are omitted because they are not required or are not applicable, or the information is otherwise set forth in the consolidated financial statements and related notes thereto.

Item 17. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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EXHIBIT INDEX

		Incorporated by Reference
Exhibit Number	Exhibit Description	Form	Exhibit	Filing Date
1.1	Form of Underwriting Agreement	S-1	1.1
3.1	Articles of Domestication/Articles of Incorporation	10-K	3.1	4/15/2024
3.2	Amendment to Articles of Incorporation	10-K	3.2	3/31/2025
3.3	Amendment to Articles of Incorporation	8-K	3.1	9/10/2025
3.4	Amended and Restated Bylaws	10-Q	3.4	11/12/2025
3.5	Second Amended and Restated Designations and Preferences of Series A Preferred Stock	10-K	3.4	3/31/2025
3.6	Amended and Restated Designations and Preferences of Series C Convertible Preferred Stock	10-K	3.5	3/31/2025
3.7	Articles of Amendment to the Articles of Incorporation	8-K	3.1	01/28/2026
3.8	Certificate of Name Change	8-K	3.2	01/28/2026
4.1	Form of Warrant Agreement issued with Convertible Note, dated July 2024	S-1	4.2	10/11/2024
4.2	Form of Convertible Note, dated July 2024	S-1	4.3	10/11/2024
4.3	Warrant Agreement dated February 28, 2025, by and between the Company and BoltRock Holdings, LLC	S-1	4.4	5/27/2025
4.4	Form of Warrant Agreement dated March 7, 2025, by and between the Company and its Placement Agents	S-1	4.5	5/27/2025
4.5	Form of Warrant Agreement dated March 7, 2025, by and between the Company, and Univest Securities, LLC or Bradley Richmond	S-1	4.6	5/27/2025
4.6	Warrant Agreement (W-34) between the Company and Bradley Richmond	S-1	4.7	8/4/2025
4.7	Warrant Agreement (W-35) between the Company and Bradley Richmond	S-1	4.8	8/4/2025
4.8	Warrant Agreement (W-36) between the Company and Bradley Richmond	S-1	4.9	8/4/2025
4.9	Warrant Agreement (W-37) between the Company and Bradley Richmond	S-1	4.10	8/4/2025
4.10	Warrant Agreement (W-38) between the Company and Univest Securities, LLC	S-1	4.11	8/4/2025
5.1*	Opinion of Law Office of Anthony F. Newton, regarding the validity of securities being registered	S-1	5.1
10.1	Form of Subscription Agreement for Convertible Note.	S-1	10.1	10/11/2024
10.2	Membership Interest Purchase Agreement dated April 13, 2022 between MFB Ohio and Stephen Conboy	S-1	10.2	2/14/2025
10.3	Consulting Agreement with Stephen Conboy, dated January 26, 2025	S-1	10.3	2/14/2025
10.4	Safer Choice Agreement between the EPA and Mighty Fire Breaker LLC, dated August 26, 2022	S-1	10.4	2/14/2025
10.5#	Employment Agreement by and between the Company and Joshua Ralston dated March 1, 2025.	S-1	10.5	5/27/2025
10.6#	Consulting Agreement by and between the Company and Theodore Ralston dated April 1, 2025.	S-1	10.6	5/27/2025
10.7#	Consulting Agreement by and between the Company and Nanuk Warman dated April 1, 2025.	S-1	10.7	5/27/2025
10.8#	Consulting Agreement by and between the Company and Anthony Newton dated April 1, 2025.	S-1	10.8	5/27/2025
10.9	Subscription Agreement dated February 28, 2025, by and between the Company and BoltRock Holdings, LLC	S-1	10.9	5/27/2025
10.10	Convertible Note dated February 28, 2025, by and between the Company and BoltRock Holdings, LLC	S-1	10.10	5/27/2025
10.11	Pledge Agreement dated February 28, 2025, by and between the Company and BoltRock Holdings, LLC	S-1	10.11	5/27/2025
10.12	Limited Liability Company Agreement of HexiTech LLC, dated April 17, 2026, by and between CitroTech Inc. and Hexion Inc.	8-K	10.1	4/21/2026
10.13	Intellectual Property License Agreement, dated April 17, 2026, by and among CitroTech Inc., Mighty Fire Breaker, LLC and HexiTech LLC	8-K	10.2	4/21/2026
10.14	Stock Exchange and Stockholders Agreement	8-K	10.1	6/01/2026
10.15	Stock Exchange and Stockholders Agreement	8-K	10.2	6/01/2026
10.16 #	CitroTech Inc. 2026 Equity and Incentive Plan	10-K	10.17	03/30/2026
10.17	Transition Agreement, dated April 1, 2026, by and between the Company and Stephen Conboy	8-K	10.1	04/03/2026
14.1	Code of Ethics	S-1	14.1	5/27/2025
21.1	List of Subsidiaries of CitroTech, Inc.	10-K	21.1	3/31/2025
23.1*	Consent of WWC, P.C.	S-1	23.1
23.2*	Consent of Law Office of Anthony F. Newton (included in Exhibit 5.1)	S-1	5.1
24.1*	Power of Attorney (included on the signature page)	S-1	24.1
99.1	GREENGUARD Gold Test Results	S-1	99.1	2/14/2025
107*	Filing Fee Table	S-1	107

# Management contracts or compensatory plans, contracts or arrangements.
* To be filed by amendment.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Greenwood Village, State of Colorado, on the            day of           , 2026.

CITROTECH, INC.

By:
Name:	Wesley J. Bolsen
Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Wesley J. Bolsen as, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act in person, hereby ratifying and confirming that said attorney-in-fact and agent or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Chief Executive Officer and Director
Wesley J. Bolsen	(Principal Executive Officer)	, 2026

Secretary and Chief Financial Officer
Nanuk Warman	(Principal Financial Officer and Principal Accounting Officer)	, 2026

Lorenzo Calinawan	Director	, 2026

Craig Huff	Chairman	, 2026

Michael Feigin	Director	, 2026

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